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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on February 15, 2005

Registration No. 333-122754

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Ready Mix, Inc.
(Exact name of Registrant as specified in charter)

Nevada (State or other jurisdiction of incorporation or organization)	3272 (Primary standard industrial classification code number)	86-0830443 (IRS employer identification no.)
3430 East Flamingo Road, Suite 100 Las Vegas, Nevada 89121 (702) 433-2090 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Robert R. Morris, President
3430 East Flamingo Road, Suite 100
Las Vegas, Nevada 89121
(702) 433-2090
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:
Gary A. Agron, Esq. Law Office of Gary A. Agron 5445 DTC Parkway, Suite 520 Englewood, Colorado 80111 (303) 770-7254 (303) 770-7257 (Fax)	Michael D. Harris, Esq. Harris Cramer LLP 1555 Palm Beach Lakes Blvd., Suite 310 West Palm Beach, Florida 33401 (561) 689-4441 (561) 478-1817 (Fax)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price(1)	Amount of registration fee

Common Stock, $.001 Par Value	1,150,000 shares	$12.00	$13,800,000	$1,625

Common Stock Underlying the Underwriters' Common Stock Purchase Warrants	115,000 shares	$14.40	$1,656,000	$195

Total			$15,456,000	$1,820(2)

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act.

(2)
Previously paid.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

Preliminary Prospectus Dated February 15, 2005	Subject to Change

Ready Mix, Inc.

1,000,000 Shares
of Common Stock

        This is an initial public offering of 1,000,000 shares of our common stock priced at $12.00 per share.

        No public market currently exists for our common stock. We have applied to list the common stock for quotation on the American Stock Exchange.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 3.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$12.00	$12,000,000
Underwriting discount and non-accountable expense allowance	$1.56	$1,560,000
Proceeds to Ready Mix, Inc. before offering expenses	$10.44	$10,440,000

        We have also granted the underwriters a 45 day overallotment option to purchase an additional 150,000 shares from us at the initial public offering price less the underwriting discounts and commissions.

        The underwriters are offering the shares on a firm commitment basis and expect to deliver the shares against payment on or about                        , 2005.

HD Brous & Co., Inc.

                        , 2005

TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Special Note Regarding Forward-Looking Statements
Use of Proceeds
Capitalization
Dilution
Selected Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business
Management
Stock Ownership of Management and Principal Shareholders
Related Party Transactions
Description of Securities
Underwriting
Determination of Offering Price
Legal Matters
Experts
Additional Information

        You may rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

        Until                        2005 (25 days after the date of this prospectus), all dealers that buy, sell or trade these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Prospectus Summary

        This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the financial statements and the notes to the financial statements included elsewhere in this prospectus. Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters do not exercise their overallotment option and does not take into account the issuance of any common stock upon exercise of warrants or stock options.

Our Business

        Since 1997 we have provided ready-mix concrete products to the construction industry. We currently operate two ready-mix concrete plants in the metropolitan Phoenix, Arizona area, two ready-mix concrete plants in the metropolitan Las Vegas, Nevada area and a ready-mix concrete plant in Moapa, Nevada. The Phoenix and Las Vegas markets are among the fastest growing metropolitan markets in the United States. We also operate a sand and gravel crushing and screening facility in Moapa, Nevada which provides raw materials for our Las Vegas and Moapa concrete plants. Ready-mix concrete is an important building material used in the vast majority of commercial, residential and public works construction projects.

        Our operations consist principally of formulating and preparing ready-mix concrete and deploying our fleet of 125 ready-mix concrete mixing trucks to deliver ready-mix concrete to the job sites of our customers. Ready-mix concrete generally becomes difficult to place after 90 minutes from mixing and is costly to transport. Accordingly, the market for a permanently installed ready-mix concrete plant is generally limited to an area within a 25-mile radius of its location. Our customers rely on our ability to fulfill their order requirements consistently and on a timely basis. We also provide services intended to reduce our customers' overall construction costs by lowering the installed, or "in-place," cost of concrete. These services include the formulation of mixtures for specific design uses, on-site and lab-based product quality control and customized delivery programs to meet our customers' needs. In addition to being price competitive, our marketing efforts primarily target general contractors, developers and home builders whose focus extends beyond the price of ready-mix concrete to product quality and consistency and the reduction of in-place concrete costs.

        We were incorporated in Nevada in June 1996. Our headquarters are located at 3430 East Flamingo Road, Suite 100, Las Vegas, Nevada 89121, and our telephone number is (702) 433-2090. Our Internet address is www.readymixinc.com. Information on our website does not constitute a part of this prospectus.

The Offering

Common stock outstanding prior to the offering	1,500,000 shares
Common stock offered	1,000,000 shares at $12.00 per share
Common stock to be outstanding after the offering	2,500,000 shares
Use of Proceeds	Purchase of plant and equipment, repayment of debt to our sole shareholder and working capital.
Risk Factors	Please read "Risk Factors" for a discussion of factors you should consider before investing in our securities.
Proposed American Stock Exchange symbol	RMX

Summary Financial Information

        The following tables present selected historical financial data derived from our financial statements together with as adjusted information which reflects the receipt of the net offering proceeds. This summary financial information should be read in conjunction with our financial statements and the notes to those statements appearing elsewhere in this prospectus.

Statement of Operations Information:

        In thousands, except share and per share data.

	Nine Months Ended September 30,		Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)
Revenue	$44,758	$33,091	$44,128	$38,849	$32,625	$20,331	$15,664
Gross profit	$4,876	$3,112	$4,107	$3,890	$1,587	$713	$1,600
Income (loss) from operations	$3,078	$1,115	$1,620	$1,874	$(343)	$(1,254)	$520
Net income (loss) before income tax	$2,880	$1,207	$1,674	$1,750	$(494)	$(1,327)	$437
Net income (loss)	$1,800	$754	$1,040	$1,252	$(582)	$(832)	$274
Net income (loss) per share	$1.20	$.50	$.69	$.83	$(.39)	$(.55)	$.18
Shares outstanding:
Basic and diluted shares	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000

Balance Sheet Information:

        In thousands, except share and per share data.

	December 31, 2003	September 30, 2004	September 30, 2004 As Adjusted(1)(2)
		(unaudited)	(unaudited)
Total assets	$15,411	$20,403	$30,045
Total notes payable and capital lease obligations	$5,239	$7,257	$10,127
Due to affiliate	$2,416	$2,496	$—	(3)
Intercompany income tax allocation payable	$347	$1,427	$—	(3)
Working capital	$(1,178)	$(1,596)	$2,969
Total shareholder's equity	$1,904	$3,705	$13,745
Net tangible book value per share	$1.27	$2.47	$5.50

(1)
As adjusted assumes receipt of net proceeds in the amount of $10,040,000 of which $3,268,000 will be used to repay due to affiliate and intercompany income tax allocation payable and the balance of the proceeds, together with additional financing in the amount of $2,870,000, will be used to acquire property and equipment and for working capital purposes.

(2)
Excludes any shares issuable upon exercise of the underwriters' overallotment option of 150,000 shares and any exercise of the warrants issuable to the underwriters of up to 115,000 shares of common stock.

(3)
Reflects repayments we made of approximately $655,000 through November 30, 2004.

Risk Factors

        An investment in our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in our common stock. If any of the events anticipated by the risks described below occur, our results of operations and financial condition could be adversely affected which could result in a decline in the market price of our common stock, causing you to lose all or part of your investment.

Risks Related to our Business

Substantially all of our assets are collateral for Meadow Valley Corporation's bonding obligations and certain of its commercial debt and lease obligations. Should Meadow Valley default in any of these obligations, our assets could be subject to claims arising from these obligations.

        Prior to the closing of this offering, we were a wholly-owned subsidiary of Meadow Valley Corporation. Meadow Valley, through another subsidiary, acts as a heavy construction contractor operating in Arizona and Nevada. In order to bid upon and win awards for construction projects, Meadow Valley is required to provide bonds which guarantee to the owner of the project that Meadow Valley will fulfill its obligations under its construction contract with the owner. As of December 31, 2004, Meadow Valley had issued an aggregate of $97 million of bonds to guarantee its performance under its construction projects. The bonds are collateralized by all of the assets of Meadow Valley and by all of our assets, because we were a wholly-owned subsidiary of Meadow Valley. Should Meadow Valley default in its obligations under any of its construction agreements, and should Meadow Valley's assets not be sufficient to satisfy its obligations to the bonding company, then our assets could be foreclosed upon and sold in order to satisfy Meadow Valley's obligations.

        As of December 31, 2004, Meadow Valley, excluding our own obligations, had commercial debt and lease obligations of approximately $4.75 million which was collateralized by all of Meadow Valley's assets, including the assets of our company as a wholly-owned subsidiary of Meadow Valley. Should Meadow Valley default under the terms of its debt and lease obligations or under loan covenants, such as the net worth requirements that are included in the loan document, and should Meadow Valley's assets be insufficient to satisfy these obligations, then our assets could be foreclosed upon in order to satisfy Meadow Valley's obligations.

We are and will continue to be subject to conflicts of interest resulting from Meadow Valley's control of us and we do not have any procedures in place to resolve such conflicts which may harm our business and our future results of operations.

        After the offering, Meadow Valley will own 60% of our outstanding common stock and be able to control our business. Additionally, Meadow Valley's chief executive officer and chief financial officer will serve us in similar capacities and Meadow Valley directors will be our directors. We also sell concrete to Meadow Valley and our assets collateralize some of Meadow Valley's obligations as reflected in the first risk factor. These relationships could create, or appear to create, potential conflicts of interest when Meadow Valley's officers and directors are faced with decisions that could have different implications for Meadow Valley and us. Also, the appearance of conflicts, even if such conflicts do not materialize, might adversely affect the investing public's perception of us. Furthermore, we do not have any formal procedure for resolving such conflicts of interest. Accordingly, decisions made by our executive officers or directors could harm our business or our future results of operations.

At any given time, one or a limited number of customers may account for a large percentage of our revenue, which means that we face a greater risk of loss of revenue if we lose a major customer or if a major customer faces financial difficulties.

        At times, a small number of customers have generated a large percentage of our revenue in any given period. In 2004, one customer provided approximately 15.4% of our revenue and our ten largest customers provided approximately 50.2% of our revenue. While in 2003 no customer accounted for more than 10% of our revenue; in 2002, two customers each represented approximately 13% of our revenue. Companies that constitute our largest customers vary from year to year, and our revenue from individual customers fluctuates each year. If we lose one or more major customers or if any of these customers face financial difficulties, our business, financial condition and results of operations could be materially and adversely affected.

We may lose business to competitors who underbid us or who have the ability to supply larger jobs than we and we may be otherwise unable to compete favorably in our highly competitive industry.

        Our competitive position in a given market depends largely on the location and operating costs of our ready-mix concrete plants and prevailing prices in that market. Price is a primary competitive factor among suppliers for small or simple jobs, principally in residential construction, while timeliness of delivery and consistency of quality and service, as well as price, are the principal competitive factors among suppliers for large or complex jobs

        Our competitors range from small, owner-operated private companies offering simple mixes to subsidiaries or operating units of large, vertically integrated cement manufacturing and concrete products companies. Our vertically integrated competitors generally have greater manufacturing, financial and marketing resources than we, providing them with a competitive advantage. Competitors having lower operating costs than we do or having the financial resources to enable them to accept lower margins than we do will have a competitive advantage over us for larger jobs which are particularly price-sensitive. Competitors having greater financial resources than we do to invest in new mixer trucks or build plants in new areas also have competitive advantages over us.

We depend on third parties for cement, concrete equipment and supplies essential to operate our business, the loss of which would severely impact our ability to provide concrete to our customers.

        We rely on third parties to lease property and equipment to us and to provide supplies, including cement and other raw materials, necessary for our operations. We cannot be sure that these relationships will continue in the future or that raw materials will continue to be available to us when required and at a reasonable price. For instance, in recent years there has been a worldwide shortage of cement, which has caused cement prices, and therefore concrete prices, to rise.

        If we lose our leases or our supply contracts are terminated or if we are unable to purchase cement or other raw materials in sufficient quantities to meet our needs, we might be unable to meet our supply commitments to our customers which would severely impact our business. Additionally, if we receive insufficient supplies, or if our suppliers were to experience price increases or disruptions to their business, such as labor disputes, supply shortages or distribution problems, our business, results of operations and financial position could be materially adversely affected.

Our operating results may vary significantly from reporting period to reporting period and may be adversely affected by the cyclical nature of the ready-mix concrete markets we serve, causing significant reductions in our volume of revenue.

        The ready-mix concrete business and the business environment which supports it can be cyclical in nature. As a result, our revenue may be significantly reduced as a result of declines in construction in Nevada and Arizona caused by:

  •
  the level of residential and commercial construction in Nevada and Arizona;

  •
  the availability of funds for public or infrastructure construction from local, state and federal sources;

  •
  changes in interest rates;

  •
  variations in the margins of jobs performed during any particular quarter; and

  •
  the budgetary spending patterns of our customers.

        As a result, our operating results in any particular quarter may not be indicative of the results that you can expect for any other quarter or for the entire year. Furthermore, negative trends in the national or Southwest U.S. economies, in the ready-mix concrete industry or in our markets could continue to reduce our volume of revenue thereby having a material adverse effect on our financial condition and results of operations.

Our business is seasonal, causing quarterly variations in our revenue and earnings, which in turn could negatively affect our stock price.

        The construction industry, even in Arizona and Nevada, is seasonal in nature, with significantly stronger construction activity in the second and third calendar quarters, than in the first and fourth quarters. Such seasonality could cause our quarterly revenue and earnings to vary significantly.

        Because of our relatively small size, even a short acceleration or delay in filling customers' orders can have a material effect on our financial results in a given reporting period. Our varying periodic results may result in a decline in our common stock price if investors react to our reporting operating results which are less favorable than in a prior period or than those anticipated by investors or the financial community generally.

Governmental regulations covering the ready-mix concrete industry, including environmental regulations, may result in increases in our operating costs and capital expenditures and decreases in our earnings.

        A wide range of federal, state and local laws, ordinances and regulations apply to our production of ready-mix concrete, including:

  •
  zoning regulations affecting plant locations;

  •
  restrictions on street and highway usage;

  •
  limitations on noise levels; and

  •
  regulation of health, safety and environmental matters.

        In many instances, we must have various certificates, permits or licenses in order to conduct our business. Our failure to maintain required certificates, permits or licenses or to comply with applicable governmental requirements could result in substantial fines or possible revocation of our authority to conduct some of our operations.

        Governmental requirements that impact our ready-mix concrete operations also include those relating to air quality, solid waste management and water quality. These requirements are complex and subject to frequent change. They impose strict liability in some cases without regard to negligence or fault and expose us to liability for the conduct of, or conditions caused by others, or for our acts that may otherwise have complied with all applicable requirements when we performed them. Our compliance with amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of environmental conditions may require us to make material expenditures we currently do not anticipate, thereby decreasing our earnings, if any.

There are special risks related to our operating and internal growth strategies that could adversely affect our operating practices and overall profitability.

        One key component of our strategy is to operate our businesses on a decentralized basis, with local Phoenix and Las Vegas metro-wide management retaining responsibility for day-to-day operations, profitability and the internal growth of the local business. If we do not implement and maintain proper overall internal controls, this decentralized operating strategy could result in inconsistent operating and financial practices and our overall profitability could be adversely affected.

        Our internal growth will also be affected by local management's ability to:

  •
  attract new customers and retain existing customers;

  •
  differentiate our company in a competitive market by successfully emphasizing the quality of our products and our service; and

  •
  hire and retain mixer truck drivers and other specialized employees.

As a public company we will be subject to increased regulatory compliance costs and risks, including, but not limited to, increased costs due to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to comply with Section 404 of the Sarbanes-Oxley Act or if our independent auditors or we report a material weakness in the effectiveness of our internal controls over financial reporting, our business and/or our stock price could be materially adversely affected.

        During 2005, we are required to assess and test our systems of internal controls over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act. We are presently evaluating our existing internal controls with respect to the standards adopted by the Public Company Accounting Oversight Board. During the course of our evaluation, we may identify areas requiring improvement and may be required to design enhanced processes and controls to address issues identified through this review. This could result in significant delays and cost to us and require us to divert substantial resources, including management time, from other activities. We have recently commenced our review of our existing internal controls, and we cannot assure at this time that our independent auditors or we will not have to report a material weakness in connection with the presentation of our annual 2005 financial statements. Moreover, the cost of enhancing our internal controls may be significant and therefore materially and adversely affect our results of operations at least through 2005. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act. Thus, if we are unable to timely comply with Section 404, or our management is unable to issue an assessment as to the effectiveness of our internal controls, or our auditors are unable to attest to that assessment, then our business and/or our stock price could be adversely affected.

The departure of key personnel could disrupt our business, and limit our growth, as this growth requires the hiring of new local senior managers and executive officers.

        We depend on the continued efforts of our executive officers and, in many cases, on our local senior management. In addition, any future growth will impose significant additional responsibilities on members of our senior management and executive officers. The success of our operations, which is based upon a decentralized management, will depend on recruiting new local senior level managers and officers, and we cannot be certain that we can recruit and retain such additional managers and officers. To the extent we are unable to attract and retain qualified management personnel, our business could be disrupted and our financial condition and results of operations could be materially and adversely affected.

Labor relations matters may result in increases in our operating costs, disruptions in our business and decreases in our earnings.

        If our employees were to become represented by a labor union, we could experience a significant disruption of our operations and higher ongoing labor costs, which could materially adversely affect our business, financial condition and results of operations. In addition, the coexistence of union and non-union employees on particular jobs may lead to conflicts between these employees or impede our ability to integrate our operations efficiently. Labor relations matters affecting our suppliers of cement and aggregates could increase our costs, disrupt our supply chains and adversely impact our business.

Our operations are subject to special hazards that may cause personal injury or property damage and increase our operating costs.

        Operating mixer trucks, particularly when loaded, exposes our drivers and others to traffic hazards. Our drivers are subject to the usual hazards associated with providing services on construction sites, while our plant personnel are subject to the hazards associated with moving and storing large quantities of heavy raw materials. Operating hazards can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may not be adequate to cover all losses or liabilities we may incur in our operations and this could increase our operating costs and have a material adverse effect on our financial condition.

        Our insurance policies are subject to varying levels of deductibles. Losses up to our deductible amounts will be accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, insurance liabilities are difficult to assess and estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If we were to experience insurance claims or costs above our estimates, our business could be materially and adversely affected.

We may incur material costs and losses as a result of claims our products do not meet regulatory requirements or contractual specifications.

        Our operations involve providing ready-mix formulations that must meet building code or other regulatory requirements and contractual specifications for durability, compressive strength, weight- bearing capacity and other characteristics. If we fail or are unable to provide product meeting these requirements and specifications, material claims may arise against us and our reputation could be damaged. Additionally, if a significant uninsured or unindemnified formulation or product-related claim is resolved against us in the future, that resolution may increase our costs and therefore have a material adverse effect on our financial condition, results of operations and cash flows.

Our net revenue attributable to public works projects could be negatively impacted by a decrease or delay in governmental spending.

        Our business depends to some extent on the level of federal, state and local spending on public works projects in our markets. Reduced levels of governmental funding for public works projects or delays in that funding could adversely affect our revenue and therefore our financial condition, results of operations and cash flows.

Risks Related to Our Securities and the Offering

Public investors will suffer immediate and substantial dilution as a result of the offering.

        We are offering our common stock at $12.00 per share. The initial public offering price per share of our common stock is significantly higher than our net tangible book value per share after completion of the offering and as compared to the $.33 per share Meadow Valley paid for its shares. Accordingly, if you purchase common stock in the offering, you will suffer an immediate and substantial dilution of your investment. Based upon the issuance and sale of 1,000,000 shares, you will incur immediate dilution of approximately $6.50, or 54.2% of the net tangible book value per share of common stock purchased in the offering compared to the offering price.

Concentration of our ownership by Meadow Valley Corporation may dissuade new investors from purchasing our securities which could result in a lower trading price for our securities than if our ownership was less concentrated.

        Upon completion of the offering, Meadow Valley Corporation will beneficially own 60% of our outstanding common stock. As a result, it will have the ability to exert substantial influence or absolute control over all matters requiring approval by our shareholders, including the election and removal of directors, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. This concentration of control could be disadvantageous to other shareholders with interests different from those of Meadow Valley. For example, Meadow Valley could delay or prevent an acquisition or merger even if the transaction would benefit other shareholders. In addition, this concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with a significant concentration of ownership among a limited number of shareholders.

There is no public market for our common stock and therefore you cannot be certain that a trading market will be established or that our common stock will trade above the offering price.

        There is no public trading market for our common stock. An active trading market may not develop in the common stock or continue upon completion of the offering. If a market develops, the market price of our common stock may decline below the initial public offering price.

        The market price of our common stock might be highly volatile. Also, changes in our business, announcements of our results of operations, our failure to meet analyst's expectations, our financial condition, our industry, the economy, stock markets in general and trading in our stock in particular could cause the market price of our shares to fluctuate substantially.

We may not be able to maintain our listing on the American Stock Exchange, which may adversely affect the ability of purchasers in this offering to resell their securities in the secondary market.

        Although we expect to list our common stock on the American Stock Exchange, we might not meet the criteria for continued listing on the American Stock Exchange in the future. If we are unable to meet the continued listing criteria of the American Stock Exchange and became delisted, trading of our common stock could be conducted in the Over-the-Counter Bulletin Board. In such case, an investor would likely find it more difficult to dispose of our common stock or to obtain accurate market quotations for them. If our common stock was delisted from the American Stock Exchange, it will become subject to the SEC's "penny stock rules," which imposes sales practice requirements on broker-dealers that sell such common stock to persons other than established customers and "accredited investors." Application of this rule could adversely affect the ability, willingness or both of broker-dealers to sell our common stock and may adversely affect the ability of purchasers in this offering to resell their common stock in the secondary market.

The market price of the common shares may be depressed by the sale of common stock held by Meadow Valley or shares of common stock reserved for future issuance upon the exercise of options.

        Future sales of substantial amounts of common stock in the public market or the perception that such sales could occur could adversely affect the market price of the common stock. Upon completion of this offering, there will be 2,500,000 shares of common stock outstanding and an additional 500,000 shares of common stock reserved for issuance upon exercise of options which have not yet been granted under our 2005 Equity Incentive Plan. Following one year from the closing of this offering, or earlier upon the consent of HD Brous & Co., Inc., which we refer to as "HD Brous", all 1,500,000 of our outstanding shares of common stock owned by Meadow Valley and any shares exercisable upon exercise of vested options may be publicly sold, subject only to the restrictions of Rule 144 under the Securities Act of 1933. Such future sales may depress our common stock price.

Provisions of our articles of incorporation, bylaws and corporate law have potential anti-takeover effects which could limit our shareholders' rights, delay or prevent a change in our control and depress the price of our common stock.

        Some provisions in our articles of incorporation and bylaws could delay or prevent a change in our control, even if that change might be beneficial to our shareholders. Our articles of incorporation and bylaws contain provisions that might make acquiring control of us difficult, including provisions limiting rights to call special meetings of shareholders and regulating the ability of our shareholders to nominate directors for election at annual meetings of our shareholders. In addition, our board of directors has the authority, without further approval of our shareholders, to issue preferred shares having such rights, preferences and privileges as the board of directors may determine. Any such issuance of preferred shares could, under some circumstances, have the effect of delaying or preventing a change in our control and might adversely affect the rights of holders of common shares.

        In addition, we are subject to Nevada statutes regulating business combinations, takeovers and control share acquisitions, which might also hinder or delay a change in our control. Anti-takeover provisions in our articles of incorporation and bylaws, anti-takeover provisions that could be included in the preferred shares when issued and the Nevada statutes regulating business combinations, takeovers and control share acquisitions can depress the market price of our common stock and can limit our shareholders' ability to receive a premium on their shares by discouraging takeover and tender offer bids, even if such events could be viewed as beneficial by our shareholders.

Our determination of the public offering price of the common stock is arbitrary.

        The public offering price for the common stock, $12.00, has been determined by negotiation between us and HD Brous and does not necessarily bear any direct relationship to our assets, results of operations, financial condition, book value or any other recognized criterion of value and, therefore, might not be indicative of prices that will prevail in the trading market.

Special Note Regarding Forward-Looking Statements

        This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect" and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in "Risk Factors" and elsewhere in this prospectus.

        Other sections of this prospectus may include additional factors which could adversely affect our business and financial performance. Moreover, the ready-mix concrete business is very competitive and rapidly changing. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements.

        We undertake no obligation to update publicly or revise any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events or performance. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Use of Proceeds

        We estimate that our net proceeds from the offering after deducting underwriting discounts and non-accountable expense allowance of $1,560,000 and our estimated offering expenses of $400,000 will be approximately $10,040,000. We intend to apply the net proceeds of the offering over a 24 month period as follows:

Purpose	Amount	Percentage of Proceeds
Purchase of plant, equipment and land(1)	$5,475,000	54.5%
Repayment of debt to Meadow Valley Corporation	$1,579,000	15.8	%(2)
Repayment of intercompany income tax allocation payable	$1,689,000	16.8	%(2)
Working capital	$1,297,000	12.9%

Total	$10,040,000	100%

(1)
Comprised of $5,475,000 from proceeds of the offering and $2,870,000 in financing from financial institutions for total expenditures of $8,345,000 to acquire and develop three ready-mix concrete plants and the necessary plant equipment. We currently do not have a firm commitment from any financial institution to provide the needed financing for these transactions, but we believe that our relationships with our current financial institutions should enable us to do so.

(2)
Based upon debt outstanding as of November 30, 2004. Actual debt amounts may vary as a result of additional borrowings or debt repayments.

        In the past, Meadow Valley provided us with working capital to support our operations which until January 1, 2004 was treated as a current non-interest bearing liability. This sum was partially repaid in 2003 and 2002 although Meadow Valley lent us funds again in 2004. See Note 9 to "Financial Statements." In addition, Meadow Valley has a tax loss carryforward permitting it to shelter future income. Under a tax sharing agreement with Meadow Valley, we used a portion of that net loss carryforward to offset income taxes due beginning in 2002. In turn, we agreed to repay the benefits we received, which sum is listed as an intercompany income tax allocation payable.

        We intend to lease approximately 60 additional ready-mix trucks through traditional operating leases, which typically require a down payment of first and last months rent. We expect to fund these down payments through funds provided by operations. We currently do not have a firm commitment from any lessors to provide the needed lease financing for these transactions, but we believe that our relationships with our current financial institutions should enable us to do so.

        The underwriters' overallotment option provides for the issuance of up to 150,000 additional shares for additional net proceeds of $1,566,000. Any proceeds obtained upon exercise of the overallotment option will be added to working capital. Future events may require us to reallocate the offering proceeds although we have no present intention of doing so.

        In addition, the net proceeds above do not assume exercise of warrants issuable to the underwriters. The underwriters will receive up to 115,000 warrants exercisable at $14.40 per share.

Capitalization

        The following table sets forth our capitalization, and as adjusted capitalization reflecting application of the proceeds of the offering, as of September 30, 2004.

	As of September 30, 2004
	Actual	As Adjusted
	(Unaudited)	(Unaudited)(1)(2)
Cash and cash equivalents	$1,399,030	$2,696,010
Property and equipment, net	10,802,744	19,147,744
Due to affiliate	$2,496,105	$—	(3)
Intercompany income tax allocation payable	1,426,876	—	(3)
Total notes payable and obligations under capital lease	7,257,487	10,127,487
Stockholders' Equity:
Common stock-.001 par value; 15,000,000 shares authorized, 1,500,000 and 2,500,000 shares issued and outstanding	500,000	10,540,000
Retained earnings	3,204,589	3,204,589

Total Stockholders' Equity	$3,704,589	$13,744,589

Total capitalization	$10,962,075	$23,872,076

(1)
As adjusted assumes receipt of net proceeds in the amount of $10,040,000 of which $3,923,000 will be used to repay due to affiliate and intercompany income tax allocation and payable and the balance of the proceeds, together with additional financing in the amount of $2,870,000, will be used to acquire property and equipment and for working capital purposes.

(2)
Excludes any shares issuable upon exercise of the underwriters' overallotment option of 150,000 shares and any exercise of the warrants issuable to the underwriters of up to 115,000 shares of common stock.

(3)
Reflects repayments we made of approximately $655,000 through November 30, 2004.

Dilution

        Our net tangible book value as of September 30, 2004 was $3,704,589, or $2.47 per share of common stock. Our net tangible book value per share represents our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding at such date. The dilution in net tangible book value per share represents the difference between the $12.00 per share price paid by investors in the offering and the net tangible book value per share of our common stock immediately following the offering.

        After giving effect to the sale of the common stock and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value as of September 30, 2004 would have been approximately $13,744,589, or $5.50 per share of common stock. This amount represents an immediate increase in net tangible book value of $3.03 per share to Meadow Valley Corporation, our sole existing shareholder, and an immediate dilution in net tangible book value of $6.50 per share to new investors purchasing shares in the offering.

        The following table illustrates the dilution in net tangible book value per share to new investors.

Public offering price per share		$12.00
Net tangible book value as of September 30, 2004	$2.47
Increase per share resulting from the offering	3.03

Pro forma net tangible book value after the offering		5.50
Dilution per share to new investors in the offering		$6.50
Dilution as a percentage of the offering price		54.2%

        The following table summarizes on an as adjusted pro forma basis as of September 30, 2004, the number of shares of common stock to be purchased from us, the total consideration paid to us, and the price per share paid by Meadow Valley Corporation and new investors purchasing shares of common stock in the offering, before deducting underwriting discounts and estimated offering expenses:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Meadow Valley	1,500,000	60%	$500,000	4%	$.33
New investors	1,000,000	40%	$12,000,000	96%	$12.00

Total	2,500,000	100%	$12,500,000	100%

Selected Financial Information

        The following tables present selected historical financial data derived from our financial statements. This selected financial information should be read in conjunction with our financial statements and the notes to those statements appearing elsewhere in this prospectus.

Statement of Operations Information:

        In thousands, except share and per share data.

	Nine Months Ended September 30,		Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)
Revenue	$44,758	$33,091	$44,128	$38,849	$32,625	$20,331	$15,664
Gross profit	$4,876	$3,112	$4,107	$3,890	$1,587	$713	$1,600
Income (loss) from operations	$3,708	$1,115	$1,620	$1,874	$(343)	$(1,254)	$520
Net income (loss) before income tax	$2,880	$1,207	$1,674	$1,750	$(494)	$(1,327)	$437
Net income (loss)	$1,800	$754	$1,040	$1,252	$(582)	$(832)	$274
Net income (loss) per share	$1.20	$.50	$.69	$.83	$(.39)	$(.55)	$.18
Shares outstanding:
Basic and diluted shares	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000

Balance Sheet Information:

        In thousands, except share and per share data.

	September 30,	December 31,
	2004	2003	2002	2001	2000	1999
	(unaudited)
Total assets	$20,403	$15,411	$16,002	$14,186	$13,343	$9,891
Total notes payable and capital lease obligations	$7,257	$5,239	$7,225	$6,362	$6,087	$4,228
Due to affiliate	$2,496	$2,416	$2,859	$3,372	$2,790	$3,070
Intercompany income tax allocation payable	$1,427	$347	$—	$—	$—	$—
Working capital	$(1,596)	$(1,178)	$(1,578)	$(2,134)	$(2,243)	$(1,826)
Total shareholder's equity	$3,705	$1,904	$864	$(388)	$194	$1,026
Net tangible book value per share	$2.47	$1.27	$.58	$(.26)	$.13	$.68

Management's Discussion and Analysis of
Financial Condition and Results of Operations

        You should read the following discussion in conjunction with our financial statements and the notes thereto and other financial information appearing elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed in "Risk Factors" and elsewhere in this prospectus.

General

        Our operations currently, and for the near-term, concentrate on serving the ready-mix concrete markets of the Las Vegas, Nevada and Phoenix, Arizona metropolitan areas. From our rock quarry, located approximately 50 miles northeast of Las Vegas in Moapa, NV, we supply rock and sand for our Las Vegas area ready-mix plants. The quarry supplies all of our sand requirements and approximately 60% of the coarse aggregate requirements of our Nevada concrete batch plants. Also at our quarry, we manufacture, by crushing and screening, a variety of decorative rock products used primarily for landscaping. In November 2004 we established a small portable concrete batch plant at our Moapa site to service the ready-mix concrete needs of the smaller, but growing communities of Moapa, Overton and Logandale, Nevada. In the Phoenix metropolitan area, both of our existing ready-mix concrete plants are currently supplied rock and sand from third parties. In August 2004 we entered into a mining lease on a property in the Southeast Phoenix area that will, in the future, provide us the opportunity to manufacture rock and sand for our own use as well as sales to third parties and, in the future, should also help reduce our costs for a portion of the raw materials we consume.

        Our revenue is directly related to the level of construction activity. Specifically, the construction segments that affect our business the most are: the single-family residential segment, the commercial construction segment and, to a lesser degree, the public works infrastructure segment, both highway and non-highway.

        Home mortgage rates affect the affordability of homes. In the home-building industry, it is generally regarded that as long as home mortgage rates remain lower than 8.0%, no significant decline in homebuilding activity will result. However, as interest rates rise, it is reasonable to expect proportionate declines in home-building activity. For the foreseeable future, we do not believe there will be a significant decline in the residential construction segment in our markets.

        We have observed that commercial construction levels in our geographic markets generally lag residential housing levels. It is important then, to watch the residential construction segment in order to gauge the potential activity level of the commercial construction segment. Based on current trends, we believe the commercial construction segment will not show any significant decline in the near term.

        We believe that government, at all levels, will continue to be the primary source of funding for public works projects such as highway construction or other infrastructure construction. The transportation and highway portion of the infrastructure market is greatly affected by national transportation legislation. TEA-21, the acronym for the six-year federal highway transportation bill, expired in September 2003. Since then, interim funding extensions have been granted while Congress continues to work on a new six-year highway bill. It is expected, but cannot be assured, that new legislation will be enacted during 2005 to fund another six-year transportation infrastructure program. Over the next few months, until funding authority is finalized, state Departments of Transportation may not let as many contracts until they are fully aware of the funding available to them. To date, the inability to pass a highway legislation bill has not affected our business, nor do we expect cessation of funding for highways. More specific to our markets, in November 2004, voters in Maricopa County, Arizona passed a ballot proposition to extend an existing 1/2 cent sales tax for another 20 years for the purpose of funding transportation needs in the county. It is expected that this sales tax will generate approximately $15 billion of funding for transportation needs over the next two decades.

        Historically, the growth of the Las Vegas and Phoenix metropolitan areas has been by expanding geographically outward. We believe this trend will continue. We expect transportation corridors will be improved or expanded to accommodate such growth. But, since transportation costs and the perishable nature of our product are two key considerations in our ability to compete, our success depends on our ability to forecast the direction of the growth and to advance plan suitable locations for future concrete batch plants.

Results of Operations

        The following table presents revenue, related party revenue, gross profit, selling, general and administrative expenses, depreciation and amortization, income from operations, interest income, interest expense and net income for the periods indicated:

	Nine Months Ended September 30,				Fiscal Years Ended December 31,
	2004		2003		2003		2002		2001
	(unaudited)		(unaudited)
	(dollars in thousands)
Revenue	$44,758	100.0%	$33,091	100.0%	$44,128	100.0%	$38,849	100.0%	$32,625	100.0%
Related party revenue (included in revenue)	109	0.2%	156	0.5%	164	0.4%	2,048	5.3%	1,691	5.2%
Gross profit	4,876	10.9%	3,112	9.4%	4,107	9.3%	3,890	10.0%	1,587	4.9%
Selling, general and administrative expenses	1,798	4.0%	1,997	6.0%	2,487	5.6%	2,015	5.2%	1,930	5.9%
Depreciation and amoritization	1,123	2.5%	928	2.8%	1,231	2.8%	1,118	2.9%	811	2.5%
Income (loss) from operations	2,880	6.4%	1,115	3.4%	1,620	3.7%	1,874	4.8%	(343)	-1.1%
Interest income	16	0.0%	6	0.0%	8	0.0%	10	0.0%	20	0.1%
Interest expense	(190)	-0.4%	(167)	-0.5%	(208)	-0.5%	(162)	-0.4%	(183)	-0.6%
Net income (loss)	1,800	4.0%	754	2.3%	1,040	2.4%	1,252	3.2%	(582)	-1.8%

Nine Months Ended September 30, 2004 compared to Nine Months Ended September 30, 2003

        Revenue.    Revenue improved 35.3% to $44.8 million for the nine months ended September 30, 2004, which we refer to as "interim 2004," from $33.1 million for the nine months ended September 30, 2003, which we refer to as "interim 2003." The improved revenue resulted from a 27.0% increase in sales of cubic yards of concrete, which we refer to as "units," and a 5.9% increase in the average unit sales price. The primary reason for the increased volume was the addition of 10 ready mix trucks in the first quarter and our ability to utilize our equipment to a greater extent. The average sales price increase was due largely to our ability to pass along an increase in the cost of cement.

        Gross Profit.    Gross profit increased by 56.7% to $4.9 million for interim 2004 from $3.1 million for interim 2003 and gross margins, as a percent of revenue, increased to 10.9% in interim 2004 from 9.4% in interim 2003. Gross profit margins can be affected by a variety of factors including, customers' construction schedules, weather conditions and availability of raw materials. The increase in gross profit and gross margins during interim 2004 is the result of the average unit sales price increasing approximately 5.9% in interim 2004 from interim 2003. The increase in the average unit sales price is our ability to pass on additional costs to our customers, such as raw materials and transportation of those materials, and our ability to increase our unit volume of sales which, in turn, allowed us to distribute our fixed costs over an increased unit volume of sales.

        General and Administrative Expenses.    General and administrative expenses decreased to $1.8 million for interim 2004 from $2.0 million for interim 2003. The decrease resulted primarily from a $.2 million decrease in bad debt expense attributable to an improvement in the average age of receivables. Beginning in January 2005, general and administrative expenses will increase in the amount of $22,000 per month in accordance with the Management Agreement with Meadow Valley. In addition, it is expected that public company expenses, primarily legal and accounting fees, will amount to approximately $400,000 per year in future years.

        Interest Income and Expense.    Interest income for interim 2004 increased to $.02 million from $.01 million for interim 2003 resulting primarily from an increase in invested cash reserves. Interest expense increased in interim 2004 to $.19 million compared to $.17 million for interim 2003. The increase in interest expense was related to the charge of related party interest expense. As discussed in our Use of Proceeds, we intend to supplement the proceeds of the offering with additional borrowings which will increase interest expense in future periods.

        Income taxes.    The income tax provision for interim 2004 was $1.1 million compared to an income tax provision of $.5 million for interim 2003 due to an increase in pre-tax income in interim 2004 when compared to interim 2003. Any difference between the amount of the tax provision in any given period and actual cash outlay in that same period is subject to the terms of a tax sharing agreement between us and Meadow Valley. In interim 2004, Meadow Valley did not require us to make a cash tax payment in connection with the consolidated tax return.

        Net Income.    Net income was $1.8 million for interim 2004 as compared to a net income of $.75 million for interim 2003.

Year Ended December 31, 2003 compared to Year Ended December 31, 2002

        Revenue.    Revenue improved 13.6% to $44.1 million for the year ended December 31, 2003 from $38.8 million for the year ended December 31, 2002. The increase was due primarily to an approximate 15.0% increase in units sold in 2003 from 2002, and the average unit sales price increased approximately ..2% in 2003 from 2002.

        Gross Profit.    Gross profit increased to $4.1 million in 2003 from $3.9 million in 2002 and the gross profit margin decreased to 9.3% from 10.0% in the respective periods. The decrease in the gross profit margin during 2003 was the result of only a slight increase of .2%, in the average unit price, which was not sufficient to compensate for the increase in the unit cost. The inability during 2003 to raise prices while experiencing increased costs was the result of price competition.

        General and Administrative Expenses.    General and administrative expenses increased to $2.5 million for 2003 from $2.0 million for 2002. The increase resulted primarily from a $.14 million increase in employee compensation expenses and by a $.32 million increase in bad debt expense.

        Interest Income and Expense.    Interest income for 2003 decreased to $.008 million from $.010 million for 2002 resulting primarily from a decrease in invested cash reserves. Interest expense increased to $.21 million for 2003 compared to $.16 million for 2002. The increase in interest expense is due to financing costs associated with the acquisition of land which was subsequently resold during 2003.

        Income taxes.    The income tax provision for 2003 was $.6 million compared to an income tax provision of $.5 million for interim 2002 due to an increase in pre-tax income in 2003 when compared to 2002. Any difference between the amount of the tax provision in any given period and the actual cash outlay in that same period is subject to the terms of a tax sharing agreement between us and Meadow Valley. In 2003, Meadow Valley did not require us to make a cash tax payment in connection with the consolidated tax return.

        Net Income.    Net income decreased to $1.0 million for 2003 as compared to net income of $1.3 million for 2002. The decrease in net income resulted from the increase in general and administrative expenses and the increase in interest expense as discussed above. Included in net income is $.2 million of other income from the non-recurring sale of land.

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

        Revenue.    Revenue increased 19.1% to $38.8 million for the year ended December 31, 2002 from $32.6 million for the year ended December 31, 2001. The increase in revenue resulted from a 16.1% increase in units sold and a modest increase of 2.0% in the average unit sales price. The increase in units sold resulted from increasing our delivery capacity and improving plant productivity.

        Gross Profit.    Gross profit increased to $3.9 million for 2002 from $1.6 million for 2001 and gross margin, as a percent of revenue, increased to 10.0% in 2002 from 4.9% in 2001. The improved performance during 2002 is the result of a 19.0% increase in revenue from 2001 that resulted from the expansion of our production and delivery capacity. The margin improvement resulted from our ability to distribute our fixed costs over an increased unit volume of sales.

        General and Administrative Expenses.    General and administrative expenses increased 4.4% to $2.0 million for 2002 from $1.9 million for 2001. The increase resulted primarily from a $.04 million increase in marketing and sales expenses, $.02 million in increased computer-related expenses and $.04 million in bad debt expense.

        Interest Income and Expense.    Interest income for 2002 decreased to $.01 million from $.02 million for 2001 resulting primarily from a decrease in invested cash reserves. Interest expense decreased for 2002 to $.16 million from $.18 million for 2001, due primarily to the lower variable interest rate on existing financing in 2002 compared to the variable interest rate in 2001.

        Income taxes.    The income tax provision for 2002 was $.5 million compared to an income tax provision of $.1 million for 2001 due to an increase in pre-tax income in 2002 when compared to 2001. Any difference between the amount of the tax provision in any given period and actual cash outlay in that same period is subject to the terms of a tax sharing agreement between us and Meadow Valley. In 2002, Meadow Valley did not require us to make a cash tax payment in connection with the consolidated tax return.

        Net Income (loss).    Net income was $1.3 million for 2002 as compared to a net loss of ($.6) million for 2001. The change from a net loss to a net income resulted primarily from the maturation of the expansion plans and related start-up expenses incurred in 2001 that resulted in increasing revenue, gross profit and net income in 2002.

Liquidity and Capital Resources

        Our primary need for capital has been to increase the number of trucks in our fleet, the number of concrete batch plant locations and working capital to support the expansion of our operations. As we expand our business we will continue to utilize the availability of capital offered by financial institutions, in turn increasing our total debt and debt service obligations. Historically, our primary source of cash has been from operations and loans from Meadow Valley and financial institutions. We believe the proceeds from the offering and our historical sources of capital will be satisfactory to meet our needs for at least one year from the date of the prospectus.

        In December 2003, we elected to allow our fully drawn pre-existing line of credit to convert into a term agreement. The interest rate is Chase Manhattan Bank's prime, plus 1.25% requiring equal monthly principal payments of $61,458 plus interest through December 31, 2007. The term agreement is collateralized by all of our assets as well as the assets of Meadow Valley, our parent. Under the terms of the agreement, Meadow Valley, is required to maintain a certain level of tangible net worth as well as maintain a ratio of total debt to tangible net worth. As of December 31, 2004, Meadow Valley is compliant with the covenants.

        The following table sets forth, for the periods presented, certain items from our Statements of Cash Flows.

	Nine Months Ending September 30,		For the Years Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)		(dollars in thousands)
Cash provided by (used in) operating activities	$3,550	$1,180	$1,890	$2,469	$(473)
Cash provided by (used in) investing activities	(955)	632	485	(1,150)	(232)
Cash provided by (used in) financing activities	(1,497)	(1,763)	(2,477)	(1,305)	677

Nine Months Ended September 30, 2004

        Cash provided by operating activities during the nine months ended September 30, 2004 amounted to $3.6 million, an increase of 201% over the comparable nine months ending September 30, 2003. The increase was primarily due to our ability to lower our average accounts receivable balance when compared to our revenue. In addition to our improved collection of accounts receivable we were able to avoid the payment of income taxes as a result of a tax sharing agreement with Meadow Valley. This agreement will be terminated due to the requirements of the Internal Revenue Service, when Ready Mix, Inc. is no longer a wholly owned subsidiary of Meadow Valley.

        Cash used in investing activities during the nine months ended September 30, 2004 was primarily the result of our continued expansion efforts through the acquisition of property, equipment and land in the amount of $1.0 million. Our total investing activities related to property, equipment and land, including non cash financing of $3.6 million, amount to $4.0 million. Cash provided by investing activities during the nine months ended September 30, 2003 was primarily the proceeds from the sale of a parcel of land held for sale in the amount of $.94 million.

        Cash used in financing activities during the nine months ended September 30, 2004 was primarily the repayment of notes payable and capital lease obligations of $1.7 million offset by additional advances from Meadow Valley. As a result of our continued expansion and use of notes payable and capital lease obligations to finance those expansions we anticipate that cash used in financing activities will increase over the next 24 months.

Year Ended December 31, 2003

        Cash provided by operating activities during 2003 was affected by an increase in our average accounts receivable balance increasing at a rate greater than our revenue resulting from two customers filing for bankruptcy protection. Cash provided by operating activities was primarily the result of depreciation and amortization of $1.23 million and our ability to defer payment of $.35 million of our income tax obligation due to our tax sharing agreement with Meadow Valley.

        Cash provided by investing activities during 2003 amounted to $.49 million, related primarily to the proceeds from the sale of a parcel of land held for sale in the amount of $.94 million.

        Cash used in financing activities during 2003 was the result of the repayment of notes payable and capital lease obligations in the amount of $2.04 million, including the repayment of $.6 million in relation to the repayment of capital lease obligations.

Year Ended December 31, 2002

        Cash provided by operating activities during 2002 was a result of our ability to defer payments for material and services provided to balance with our growth in our accounts receivable and inventory.

        Cash used in investing activities during 2002 was primarily the purchase of property held for sale in the amount of $.71 million and the purchase of property and equipment in the amount of $.44 million.

        Cash used in financing activities during 2002 amounted to $1.30 million, related primarily to repayment of notes payable and capital lease obligations in the amount of $1.39 million and repayment of an amount owed to an affiliate of $.51 million, offset by the proceeds received from a note payable in the amount of $.60 million.

Year Ended December 31, 2001

        Cash used in operating activities during 2001 was a result of our expansion efforts. This planned growth required us to establish temporary favorable payments terms with vendors and suppliers, thus, a slight increase in accounts payable coupled with a significant increase in the average balance in accounts receivable.

        Cash used in investing activities during 2001 was primarily the purchase of property and equipment.

        Cash provided by financing activities during 2001 was primarily proceeds in the amount of $.95 million from Meadow Valley's line of credit and proceeds from an affiliate in the amount of $.58 million, offset by the repayment of notes and capital leases payable of $.85 million.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk generally represents the risk that losses may occur in the values of financial instruments as a result of movements in interest rates, foreign currency exchange rates and commodity prices. We do not have foreign currency exchange rate and commodity price market risk.

        Interest Rate Risk—From time to time we temporarily invest our excess cash in interest-bearing securities issued by high-quality issuers. We monitor risk exposure to monies invested in securities in our financial institutions. Due to the short time the investments are outstanding and their general liquidity, these instruments are classified as cash equivalents in the consolidated balance sheet and do not represent a material interest rate risk. Our primary market risk exposure for changes in interest rates relates to our long-term debt obligations. We manage our exposure to changing interest rates principally through the use of a combination of fixed and floating rate debt.

Impact of Inflation

        We believe that inflation has not had a material impact on our operations. However, substantial increases in labor costs, worker compensation rates and employee benefits, equipment costs, material or fuel costs could adversely affect our operations in future periods. Furthermore, increased interest rates typically track rising inflation. To the extent that rising interest rates equate to higher home mortgage rates, which have an impact on construction activity, a material rise in the inflation rate could cause a decline in residential or commercial construction and a negative impact on our business.

Critical Accounting Estimates

General

        Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our financial statements, which have been prepared in accordance with accounting policies generally accepted in the United States of America, or "GAAP". We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates under different assumptions or conditions.

        An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our financial statements. We believe the following critical accounting policies reflect our more significant estimates and assumptions used in the preparation of our financial statements. Our significant accounting policies are described below and in Note 1 to our financial statements included elsewhere in this prospectus.

Revenue Recognition

        We recognize revenue on the sale of our concrete and aggregate products at the time of delivery.

Collectibility of Account Receivables

        We are required to estimate the collectibility of our account receivables. A considerable amount of judgment is required in assessing the realization of these receivables, including the current credit worthiness of each customer and the related aging of the past due balances. Our provision for bad debts for the nine months ending September 30, 2004 and for the years ended December 31, 2003 and 2002 amounted to $491,526, $620,420 and $147,222, respectively. The reduction in our provision for bad debt for the nine months ended September 30, 2004 reflects the write off of two uncollectible accounts receivable in 2004. We determine our reserve by using percentages applied to certain types of revenue, as well as a review of individual accounts outstanding and our collection history. Furthermore, if one or more major customer should not pay us, it would significantly affect our current results as well as future estimates. We pursue our lien rights to minimize our exposure to delinquent accounts.

Valuation of Inventory

        We are required to state our inventories at the lower of cost or market. For the nine months ending September 30, 2004 and for the years ending December 31, 2003 and 2002, inventory was valued at $493,183, $606,164 and $683,761, respectively. No allowance for slow moving or obsolete inventory has been established or is deemed necessary, primarily based on the fact that we produce inventory based on product demand.

Valuation of Property, Plant and Equipment

        We are required to provide property and equipment net of depreciation and amortization expense. We expense depreciation and amortization utilizing the straight-line method, over what we believe to be the estimated useful lives. Leasehold improvements are amortized over their estimated useful lives or the lease term, whichever is shorter. The estimated useful lives of property and equipment are:

Computer equipment	5 years
Equipment	5-8 years
Batch Plants	6-15 years
Vehicles	5 years
Office furniture and fixtures	7 years
Leasehold improvements	2-10 years

        We also review our property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Summary of Contractual Obligations and Commercial Commitments

        Contractual obligations at September 30, 2004, and the effects such obligations are expected to have on liquidity and cash flow in future periods, are summarized as follows:

	Payments Due by Period
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Contractual Obligations
Long-term debt	$5,986,678	$2,097,103	$2,475,938	$1,413,637	$—
Capital lease obligations	1,161,490	370,601	781,689	9,200	—
Operating leases	3,931,852	1,280,191	1,926,789	724,872	—
Purchase obligations	5,683,916	1,003,044	2,006,088	2,006,088	668,696
Other long-term liabilities(1)	—	—	—	—	—

Total contractual obligations	$16,763,936	$4,750,939	$7,190,504	$4,153,797	$668,696

(1)
Subsequent to September 30, 2004, we entered into employment contracts with our President and Vice President that call for annual salaries of $127,000 and $110,000 through 2008 respectively and are to be reviewed annually by our Compensation Committee.

Recent Accounting Pronouncements

        In November 2004, the Financial Accounting Standards Board or "FASB" issued Statement of Financial Accounting Standards No. 151 (SFAS 151), "Inventory Costs." SFAS 151 amends the guidance in APB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current period charges regardless of whether they meet the criteria of "so abnormal." In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for financial statements issued for fiscal years beginning after June 15, 2005. Management has not yet determined the effects of adopting this statement on our financial position or results of operations.

        In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets." SFAS 153 amends the guidance in APB No. 29, "Accounting for Nonmonetary Assets." APB No.29 was based on the principle that exchanges of nonmonetary assets should be measured on the fair value of the assets exchanged. SFAS 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 151 is effective for financial statements issued for fiscal years beginning after June 15, 2005. Management has not yet determined the effects of adopting this statement on our financial position or results of operations.

        In December 2004, the FASB revised Statement of Financial Accounting Standards No. 123 (SFAS 123R), "Accounting for Stock-Based Compensation." The SFAS 123R revision established standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services and focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. It does not change the accounting guidance for share-based payment transactions with parties other than employees. For public entities that do not file as small business issuers, the revisions to SFAS 123R are effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. For public entities that file as small business issuers, the revisions to SFAS 123R are effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. For non-public entities, the revisions to SFAS 123R are effective as of the beginning of the first annual reporting period that begins after December 15, 2005. Management has not yet determined the effects of adopting this statement on our financial position or results of operations.

Our Business

Introduction

        We currently operate two ready-mix concrete plants in the metropolitan Phoenix, Arizona area, two ready-mix concrete plants in the metropolitan Las Vegas, Nevada area, a ready-mix plant in Moapa, Nevada, and a sand and gravel crushing and screening facility in Moapa, which provides raw materials for our Las Vegas and Moapa ready-mix concrete plants.

        Since our inception in 1997, our operations have consisted principally of formulating, preparing and delivering ready-mix concrete to the job sites of our customers. We provide services to reduce our customers' overall construction costs by lowering the installed, or "in-place," cost of concrete. These services include the formulation of new mixtures for specific design uses, on-site and lab-based product quality control and delivery programs configured to meet our customers' needs.

        For the nine months ended September 30, 2004 and the year ended December 31, 2003, our revenue of $44.8 million and $44.1 million, respectively, was divided as follows:

	September 30, 2004	December 31, 2003
Commercial and industrial construction	22%	20%
Residential construction	55%	61%
Street and highway construction and paving	15%	10%
Other public works and infrastructure construction	8%	9%

Total	100%	100%

        We attribute the growth of our business since 1997 in part to our being located in two of the fastest growing metropolitan areas in the United States. According to the data compiled by the U.S. Census Bureau, Las Vegas, Nevada was the fastest growing metro area in the country from 1990 to 2000 at 83.33% and Phoenix, Arizona was ranked 8th at 45.27%. More recently, U.S. Census figures show Maricopa County, Arizona ranked 2nd in the nation in numerical population growth for the period between April 1, 2000 and July 1, 2003 and Clark County, Nevada is ranked 4th for the same period. We believe another component of our growth has been our commitment to satisfy our customers' needs and our ability to maintain relationships with them. We also strive to utilize the best available technology and equipment to enhance our business and performance.

Industry Overview

General

        Annual usage of ready-mix concrete in the United States is approximately 400 million cubic yards, or $30 billion. The total concrete market closely mirrors the trends of the total cement market and total construction market. In 2004 the construction industry reported its strongest year since the late 1990s with an estimated growth rate of 9%. Recent industry publications report that economists are predicting that 2005 will set a new record for overall construction volume, growing from 2% to 6% year over year. Predictions are that residential housing will slow somewhat from its third straight year of double-digit growth, but that increases in both the commercial and public work sectors will provide continued momentum in the construction market. Historically, the use of ready-mix concrete can roughly be segregated into the various sectors of the construction market as follows:

Commercial and industrial construction	22%
Residential construction	31%
Street and highway construction and paving	32%
Other public works and infrastructure construction	15%

Total	100%

        Ready-mix concrete is a versatile, low-cost manufactured material that the construction industry uses in substantially all of its projects. It is a stone-like compound that results from combining fine and coarse aggregates, such as sand, gravel and crushed stone, with water, various admixtures and cement. Ready-mix concrete can be manufactured in thousands of variations which in each instance may reflect a specific design use. Manufacturers of ready-mix concrete generally maintain at least one day's requirements of raw materials and must coordinate their daily material purchases with the time-sensitive delivery requirements of their customers.

        Ready-mix concrete begins to harden when mixed and generally becomes difficult to place after 90 minutes from mixing. This characteristic generally limits the market for a permanently installed ready-mix plant to an area within a 25-mile radius of its location. Concrete manufacturers produce ready-mix concrete in batches at their plants and use mixer and other trucks to distribute and place it at the job sites of their customers. These manufacturers generally do not provide paving or other finishing services that construction contractors or subcontractors typically perform.

        On the basis of information provided by the National Ready-Mix Concrete Association, in addition to vertically integrated manufacturers of cement and ready-mix concrete, more than 3,500 independent producers such as ourselves currently operate a total of approximately 5,300 plants in the United States. Larger markets generally have numerous producers competing for business on the basis of price, timing of delivery and reputation for quality and service.

        Recently, barriers to the start-up of a new ready-mix concrete manufacturing operation were historically low. However, public concerns over the dust, noise and heavy mixer and other truck traffic associated with the operation of ready-mix concrete plants and their general appearance have made obtaining the necessary permits and licenses required for new plants more difficult. Delays in the regulatory process, coupled with the substantial capital investment that start-up operations entail, have raised the barriers to entry for those operations.

Significant Factors Impacting the Market for Ready-Mix Concrete

        On the basis of available industry information, we believe that ready-mix concrete revenue as a percentage of total construction expenditures in the United States has increased over the last five years. In addition to favorable trends in the overall economy of the United States, we believe three significant factors have been expanding the market for ready-mix concrete in particular:

  •
  the increased level of industry-wide promotional and marketing activities;

  •
  the development of new and innovative uses for ready-mix concrete; and

  •
  the enactment of federal highway funding legislation.

Industry-Wide Promotional and Marketing Activities

        We believe industry participants have only in recent years focused on and benefited from promotional activities to increase the industry's share of street, highway and residential construction expenditures. Many of these promotional efforts resulted from an industry-wide initiative called RMC

2000, a program that was established in 1993, and has been adopted by the National Ready-Mix Concrete Association, the industry's largest trade organization. The principal goals of RMC 2000 have been to (1) promote ready-mix concrete as a building and paving material and (2) improve the overall image of the ready-mix concrete industry. We believe RMC 2000 has been a catalyst for increased investment in concrete promotional activities.

Development of New and Innovative Ready-Mix Concrete Products

        Ready-mix concrete has many attributes that make it a highly versatile construction material. In recent years, industry participants have developed various product innovations, including:

  •
  concrete housing;

  •
  precast modular paving stones;

  •
  prestressed concrete railroad ties to replace wood ties;

  •
  continuous-slab rail-support systems for rapid transit and heavy-traffic intercity rail lines; and

  •
  concrete bridges, tunnels and other structures for rapid transit systems.

        Other examples of successful innovations that have opened new markets for ready-mix concrete include:

  •
  highway median barriers;

  •
  highway sound barriers;

  •
  paved shoulders to replace less permanent and increasingly costly asphalt shoulders;

  •
  parking lots providing a long-lasting and aesthetically pleasing urban environment; and

  •
  colored pavements to mark entrance and exit ramps and lanes of expressways.

Highway Funding Legislation

        The Federal Transportation Equity Act for the 21st Century, commonly called TEA-21, was the largest public works funding bill in the history of the United States. It became effective in June 1998 and provided a $218 billion budget for federal highway, transit and safety spending for the six-year period from 1998 through 2003. This represented a 43% increase over the funding levels authorized under its predecessor, ISTEA, which provided federal transportation funding for the immediately preceding six-year period. In February 2004, the Senate approved a $318 billion, six year reauthorization bill and in April 2004, the House passed a $284 billion version. House and Senate conferences failed to work out the differences, and when continued funding became critical, Congress passed an eight-month program equivalent to eight-twelfths of the 2005 amount provided under the six year transportation bill approved by the House in April 2004. It is expected that similar bills to those introduced last year will be forthcoming soon after Congress reconvenes in 2005.

Business Strategy

        Our objective is to expand the geographic scope of our operations, initially within the metropolitan areas of Las Vegas, Nevada and Phoenix, Arizona, to become a leading value-added provider of ready-mix concrete and related services in each market. We plan to achieve this objective by:

  •
  increasing our operating assets and marketing presence within our two existing metropolitan markets;

  •
  expanding beyond the metropolitan areas of our two existing markets but initially within the states of Nevada and Arizona; and

  •
  continuing our operating strategy aimed at increasing revenue growth and market share, achieving cost efficiencies and enhancing profitability.

        We intend to continue to manage our operations on a relatively decentralized basis to allow the local management within our state markets to focus on their existing customer relationships and local strategy. Our executive management team will be responsible for executing our company-wide strategy, including execution and integration and initiating and overseeing operational improvements.

Increasing Our Operating Assets and Marketing Presence within Our Two Existing Metropolitan Markets

        We intend to use a substantial portion of the proceeds of the offering to build one ready-mix concrete plant in the Phoenix metropolitan area and two in the Las Vegas metropolitan area. We will also acquire approximately 20 ready-mix trucks for each plant constructed. Finally, we will expand our marketing staff in order to compete for business in both metropolitan markets.

Expanding Beyond the Metropolitan Areas of Our Two Existing Markets

        We will seek to enter new geographic sub-markets initially within the Phoenix and Las Vegas metropolitan areas. These markets will likely be located at the outer edges of the two metropolitan markets, but at a sufficient distance from these metropolitan markets so as to require the development of newer plants to service job sites in the areas.

Continuing Our Existing Operating Strategies

        We intend to continue to implement an operating strategy which we believe will (1) increase revenue and market share through improved marketing and sales initiatives and enhanced operations and (2) achieve further cost efficiencies.

        Improving Marketing and Sales Initiatives and Enhancing Operations.    Our basic operating strategy will continue to emphasize the sale of value-added product to customers who are more focused on reducing their installed, or in-place, concrete costs than on the price per cubic yard of the ready-mix concrete they purchase. Key elements of this service-oriented strategy include:

  •
  developing additional local-level marketing and sales expertise;

  •
  establishing company-wide quality control improvements;

  •
  developing and implementing training programs that emphasize successful marketing, sales and training techniques and the sale of high-margin concrete mix designs; and

  •
  investing in computer and communications technology at each of our locations to improve purchasing, accounting, load dispatch, delivery efficiency and reliability and customer relations.

        Achieving Cost Efficiencies.    We will continue to seek to reduce our operating expenses by eliminating duplicative administrative functions and consolidating other functions between our various plants and facilities. In addition, we believe that, as we increase in size, we should experience reduced costs as a percentage of revenue in such areas as:

  •
  materials procurement;

  •
  purchases of mixer trucks and other equipment, spare parts and tools;

  •
  vehicle and equipment maintenance;

  •
  equipment financing terms;

  •
  employee benefit plans; and

  •
  insurance and other risk management programs.

Products and Services

Ready-Mix Concrete

        Dry batched concrete is mixed in the mix truck in route to the job site, whereas wet batched concrete is mixed at the plant and then delivered to the job site. We produce dry batched ready-mix concrete products which requires us to proportion the dry components, add water when the components are in the ready-mix truck and then deliver the product in an unhardened state, which we refer to as a plastic state, for placement and shaping into designed forms at the job site. Selecting the optimum mix for a job entails determining not only the ingredients that will produce the desired permeability, strength, appearance and other properties of the concrete after it has hardened and cured, but also the ingredients necessary to achieve a workable consistency under the weather and other conditions at the job site. We can achieve product differentiation for the mixes we offer because of the variety of mixes we are able to produce, our production capacity and our scheduling, delivery and placement reliability. We also believe we distinguish ourselves with our value-added service approach that emphasizes reducing our customers' overall construction costs by lowering the installed, or in-place, cost of concrete.

        From a contractor's perspective, the in-place cost of concrete includes both the amount paid to the ready-mix concrete manufacturer and the internal costs associated with the labor and equipment the contractor provides. A contractor's unit cost of concrete is often only a small component of the total in-place cost that takes into account all the labor and equipment costs required to place and finish the ready-mix concrete, including the cost of additional labor and time lost due to substandard products or delivery delays. By carefully designing proper mixes and using recent advances in mixing technology, we assist our customers in reducing the amount of reinforcing steel and labor required in various applications.

        We provide a variety of services in connection with our sale of ready-mix concrete which can help reduce our customers' in-place cost of concrete. These services include:

  •
  production of new formulations and alternative product recommendations that reduce labor and materials costs;

  •
  quality control, through automated production and testing, that ensures consistent results and minimizes the need to correct completed work; and

  •
  scheduling and tracking systems that ensure timely delivery and reduce the downtime incurred by the customer's finishing crew.

        We produce ready-mix concrete by combining the desired type of cement, sand, gravel and crushed stone with water and typically one or more admixtures. These admixtures, such as chemicals, minerals and fibers, determine the usefulness of the product for particular applications.

        We use a variety of chemical admixtures to achieve one or more of five basic purposes:

  •
  relieve internal pressure and increase resistance to cracking in cold weather;

  •
  retard the hardening process to make concrete more workable in hot weather;

  •
  strengthen concrete by reducing its water content;

  •
  accelerate the hardening process and reduce the time required for curing; and

  •
  facilitate the placement of concrete having low water content.

        We use various mineral admixtures as supplementary cementing materials to alter the permeability, strength and other properties of concrete. These materials include fly ash, ground granulated blast-furnace slag and silica fume. We may also use fibers, such as steel, glass and synthetic and carbon filaments, as an additive in various formulations of concrete. Fibers help to control shrinkage and cracking, thus reducing permeability and improving abrasion resistance. In many applications, fibers replace welded steel wire and reinforcing bars. Relative to the other components of ready-mix concrete, these additives generate comparatively high margins.

Operations

        We have made substantial capital investments in equipment, systems and personnel at our concrete plants to facilitate continuous multi-customer deliveries of a highly perishable product.

        Our ready-mix concrete plants consist of four permanent installations and one portable facility. We have leased and expect to put a second portable plant into operation in March 2005. Several factors govern the choice of plant type, including:

  •
  capital availability;

  •
  production consistency requirements; and

  •
  daily production capacity requirements.

        The market primarily will drive our future plant construction decisions. The relevant market factors include:

  •
  the expected production demand for the plant;

  •
  the expected types of projects the plant will service; and

  •
  the desired location of the plant.

        We intend to also use portable plants, which include dry batch facilities, such as we operate in Moapa, Nevada, to service large, long-term jobs and jobs in remote locations.

        We produce ready-mix concrete in batches. The batch operator in a dry batch plant simultaneously loads the dry components of stone, sand and cement with water and admixtures in a mixer truck that begins the mixing process during loading and completes that process while driving to the job site. In a wet batch plant, the batch operator blends the dry components and water in a plant mixer from which he loads the already mixed concrete into the mixer truck, which leaves for the job site promptly after loading.

        Mixer trucks slowly rotate their loads on route to job sites in order to maintain product consistency. A mixer truck typically has a load capacity of nine cubic yards, or approximately 18 tons, and a useful life of 12 years, although for accounting purposes we depreciate them over eight years. In addition to normal maintenance, after eight years, some components of the mixer trucks require refurbishment. A new truck of this size currently costs approximately $135,000 to $140,000. We currently operate a fleet of 125 mixer trucks and expect to lease up to 60 additional trucks within the next 24 months using traditional operating leases offered by financial institutions. We currently do not have a firm commitment from any financial institution to provide the needed lease financing for these transactions, but we believe through our current providers of financing, that we should be able to obtain the necessary credit facility.

        In our manufacture and delivery of ready-mix concrete, we emphasize quality control, pre-job planning, customer service and coordination of supplies and delivery. A typical order contains various specifications that the contractor requires the concrete to meet. After receiving the specifications for a particular job, we formulate a variety of mixtures of cement, aggregates, water and admixtures which will meet or exceed the contractor's specifications. We perform testing to determine which mix design is most appropriate to meet the required specifications. The test results enable us to select the mixture that has the lowest cost and meets or exceeds the job specifications. We also maintain a project file that details the mixture to be used when the concrete for the job is actually prepared. For quality control purposes, we maintain batch samples of concrete from selected job sites.

        We prepare bids for particular jobs based on the size of the job, location, desired profit margin, cost of raw materials and the design mixture identified in our testing process. If the job is large enough, we will obtain quotes from our suppliers as to the cost of raw materials we will use in preparing the bid. Once we obtain a quotation from our suppliers, the price of the raw materials for the specified job is established. Several months may elapse from the time a contractor has accepted our bid until actual delivery of the ready-mix concrete begins. During this time, we maintain regular communication with the contractor concerning the status of the job and any changes in the job's specifications in order to coordinate the multi-sourced purchases of cement and other materials we will need to fill the job order and meet the contractor's delivery requirements. We must confirm that our customers are ready to take delivery of manufactured product throughout the placement process. On any given day, a particular plant may have production orders for many customers at various locations throughout its area of operation. To fill an order:

  •
  the dispatch office coordinates the timing and delivery of the concrete to the job site;

  •
  an operator supervises and coordinates the receipt of the necessary raw materials and operates the hopper that dispenses those materials into the appropriate storage bins;

  •
  a batch operator prepares the specified mixture from the order and oversees the loading of the mixer truck with dry ingredients and water; and

  •
  the driver of the mixer truck delivers the load to the job site, discharges the load and, after washing the truck, departs at the direction of the dispatch office.

        We track the status of each mixer truck as to whether a particular truck is:

  •
  loading concrete;

  •
  in route to a particular job site;

  •
  on the job site;

  •
  being washed; or

  •
  en route to a particular plant.

        We are continuously updated by the individual mixer truck operators as to their status. In this manner, we are able to determine the optimal routing and timing of subsequent deliveries by each mixer truck and to monitor the performance of each driver.

        A plant manager oversees the operation of each plant. Our employees also include:

  •
  maintenance personnel who perform routine maintenance work throughout our plants;

  •
  mechanics who perform substantially all the maintenance and repair work on our vehicles;

  •
  quality control staff who prepare mixtures for particular job specifications;

  •
  various clerical personnel who are responsible for the day-to-day operations; and

  •
  sales personnel who are responsible for identifying potential customers and maintaining existing customer relationships.

        We generally operate on a single shift although we have the capability of conducting 24 hour a day operations during times of heavy demand.

Cement and Raw Materials

        We obtain most of the materials necessary to manufacture ready-mix concrete at each of our facilities on a daily basis. These raw materials include cement, which is a manufactured product, stone, gravel and sand. Each plant typically maintains an inventory level of these materials sufficient to satisfy its operating needs for at least one day. Cement represents the highest cost material used in manufacturing a cubic yard of ready-mix concrete, while the combined cost of the stone, gravel and sand used is slightly less than the cement. In each of our markets, we purchase these materials from any one of several suppliers. We also lease and operate our own sand and aggregate production facility in Moapa, Nevada, approximately 45 miles from Las Vegas, which we use to provide raw materials to our Las Vegas concrete plants.

Sales and Marketing

        General contractors typically select their suppliers of ready-mix concrete. In large, complex projects, an engineering firm or division within a state transportation or public works department may influence the purchasing decision, particularly where the concrete has complicated design specifications. In those projects and in government-funded projects generally, the general contractor or project engineer usually awards supply orders on the basis of either direct negotiation or competitive bidding. We believe that the purchasing decision in many cases ultimately is relationship-based. Our marketing efforts target general contractors, design engineers and architects whose focus extends beyond the price of ready-mix concrete to product quality and consistency and reducing their in-place cost of concrete.

        We currently have 10 full-time sales persons and intend to hire approximately eight additional sales people as our new Arizona and Nevada concrete plants are opened. We also intend to develop and implement training programs to increase the marketing and sales expertise and technical abilities of our staff. Our goal is to maintain a sales force whose service-oriented approach will appeal to our targeted prospective customers and differentiate us from our competitors.

Customers

        For the year ended December 31, 2003, no customer accounted for 10% or more of our revenue. For the nine months ended September 30, 2004, one customer, Total Concrete, LLC accounted for 16% of our revenue. For the year ended December 31, 2003 and the nine months ended September 30, 2004 revenue from our top ten customers represented 41% and 43%, respectively, of our revenue.

        We rely heavily on repeat customers. We estimate that repeat customer revenue for the year ended December 31, 2003 and the nine months ended September 30, 2004 accounted for approximately 98% and 97% of our revenue. Management and dedicated sales personnel at each of these businesses have been responsible for developing and maintaining successful long-term relationships with key customers. We believe that by operating in more markets, we will be in a better position to market to and service larger regional contractors.

Training and Safety

        Our future success will depend, in part, on the extent to which we are able to attract, retain and motivate qualified employees. We believe that our ability to do so will depend on the quality of our recruiting, training, compensation and benefits, the opportunities we afford for advancement and our safety record. Historically, we have supported and funded continuing education programs for our employees. We intend to continue to expand these programs. We require all field employees to attend periodic safety training meetings and all drivers to participate in training seminars followed by certification testing. We expect to hire, in the future, a full-time safety director who will supervise a unified, company-wide safety program.

Competition

        The ready-mix concrete industry is highly competitive. Our competitive position in our two markets depends largely on the location in relation to our job sites and the operating costs of our ready-mix concrete plants as well as prevailing ready-mix concrete prices in each market. Price is the primary competitive factor among suppliers for small or simple jobs, principally in residential construction, while timeliness of delivery and consistency of quality and service as well as price are the principal competitive factors among suppliers for large or complex jobs. Our competitors range from small, owner-operated private companies to subsidiaries or operating units of large, vertically integrated cement manufacturing and concrete products companies.

        Our direct competitors include Rinker Materials, Nevada Ready Mix, Silver State Materials and All Star Ready Mix in Nevada and Rinker Materials, Cemex, Vulcan Materials and Hanson Materials in Arizona. We also face significant competition from many smaller ready-mix concrete providers. We believe we compete favorably with all of our competitors due to our plant locations, quality of our raw materials, our delivery and service, and our competitive prices. However, competitors having lower operating costs than we do or having the financial resources to enable them to accept lower margins than we do have competitive advantages over us for jobs that are particularly price-sensitive. Moreover, competitors having greater financial resources than we to invest in new mixer trucks or build plants in new areas also have competitive advantages over us.

Employees

        At December 31, 2004 we had approximately 35 salaried employees, including executive officers, management personnel, sales personnel, technical personnel, administrative staff and clerical personnel, and approximately 208 hourly personnel generally employed on an as-needed basis, including 140 truck drivers. The number of employees fluctuates depending on the number and size of projects ongoing at any particular time, which may be impacted by variations in weather conditions and length of daylight hours throughout the year. None of our employees belong to a labor union and we believe our relationship with our employees is satisfactory.

Facilities and Equipment

        We operate a fleet of 125 owned and leased mixer trucks. Our mechanics service most of our fleet. We believe these vehicles are generally well-maintained and adequate for our initial operations. The average age of our mixer trucks is approximately five years.

        The chart below summarizes our operating and office facilities which we believe are sufficient for our immediate needs.

Location	Purpose	Approximate Building Size in Square Feet	Approximate Land in Acres	Owned or Leased	Monthly Rental	Lease Expires
3430 East Flamingo Suite 100 Las Vegas, Nevada	Area Office	5,000	—	Leased	$5,955	4/30/2005
2601 East Thomas Road Suite 120 Phoenix, Arizona	Area Office	3,200	—	Leased	$4,252	8/31/2006
109 West Delhi North Las Vegas, Nevada	Ready-mix production facility	4,470	5	Owned	—	—
11500 West Beardsley Rd. Sun City, Arizona	Ready-mix production facility	440	5	Leased	(1)	5/31/2010
39245 North Schnepf Rd. Queen Creek, Arizona	Ready-mix production facility	440	5	Owned	—	—
7613 Commercial Way Henderson, Nevada	Ready-mix production facility	720	5	Leased	$9,000	11/30/2005
Moapa, Nevada	Sand, aggregate and decorative rock production facility Ready-mix production facility	840 400	40 —	Leased —	(1) —	1/1/2009 —
Richmar Ave. Las Vegas, Nevada	Future ready-mix production facility	—	5	Owned	—	—

(1)
Our facility rent is included in the cost of the materials which we purchase from the lessors.

Governmental Regulation and Environmental Matters

        A wide range of federal, state and local laws apply to our operations, which include the regulation of:

  •
  zoning regulations;

  •
  street and highway usage;

  •
  noise levels; and

  •
  health, safety and environmental matters.

        In many instances, we are required to have certificates, permits or licenses in order to conduct our business. Our failure to maintain required certificates, permits or licenses or to comply with applicable laws could result in substantial fines or possible revocation of our authority to conduct some of our operations. Delays in obtaining approvals for the transfer or grant of certificates, permits or licenses, or failure to obtain new certificates, permits or licenses, could impede the implementation of our acquisition program.

        Environmental laws that impact our operations include those relating to air quality, solid waste management and water quality. Environmental laws are complex and subject to frequent change. These laws impose strict liability in some cases without regard to negligence or fault. Sanctions for non-compliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. In addition, businesses may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. These laws also expose us to liability for the conduct of or conditions caused by others, or for acts which complied with all applicable laws when performed. We are not aware of any environmental issues which we believe are likely to have a material adverse effect on our business, financial condition or results of operations, but we can provide no assurance that material liabilities will not occur. There also can be no assurance that our compliance with amended, new or more stringent laws, stricter interpretations of existing laws or the future discovery of environmental conditions will not require additional, material expenditures. Additionally, OSHA and the Mining Safety and Health Agency have established requirements for our training programs and dictate working conditions which we must meet.

        We have all material permits and licenses required to conduct our operations and are in substantial compliance with applicable regulatory requirements relating to our operations. Our capital expenditures relating to environmental matters have not been material. We do not currently anticipate any material adverse effect on our business or financial position as a result of our future compliance with existing environmental laws controlling the discharge of materials into the environment.

        We also require permits to obtain and use water in connection with our production of ready-mix concrete. We believe we have access to, and permitting for, sufficient water supplies to maintain our operations in Arizona and Nevada for the foreseeable future.

Liability and Insurance

        Our business is subject to claims and litigation brought by employees, customers and third parties for personal injuries, property damages, product defects and delay damages, that have, or allegedly have, resulted from the conduct of our operations.

        Our operations involve providing blends of ready-mix concrete that are required to meet building code or other regulatory requirements and contractual specifications for durability, compressive strength, weight-bearing capacity and other characteristics. If we fail or are unable to provide product in accordance with these requirements and specifications, claims may arise against us or our reputation could be damaged. Although we have not experienced any material claims of this nature in the past, we may experience such claims in the future. In addition, our employees perform a significant portion of their work moving and storing large quantities of heavy raw materials, driving large mixer trucks in heavy traffic conditions and pouring concrete at construction sites or in other areas that may be hazardous. These operating hazards can cause personal injury and loss of life, damage to or destruction of property and equipment and environmental damage. We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may not be adequate to cover all losses or liabilities we may incur in our operations, and we may not be able to maintain insurance of the types or at levels we deem necessary or adequate or at rates we consider reasonable.

Litigation

        Meadow Valley's subsidiary, Meadow Valley Contractors, Inc., has been named in two civil actions filed in Nevada District Court, Clark County, Nevada as a result of a fatal traffic accident involving a truck driven by one of our employees. The first complaint, Case No. A485620, was filed on April 14, 2004 and is a civil action titled Shotzie Thomas, individually and as Administratrix of the Estate of Emberly Thomas, vs. Duward Leslie Vernon, Meadow Valley Contractors, Inc. d/b/a Meadow Valley Contractors, Lawrence M. Thomas and Does I-X and Roes I-X. The second complaint, Case No. A490720, was filed August 19, 2004 and is a civil action titled Arthur M. Hoolmalu, individually and as Special Administrator of the Estate of Tulare M. Adams, deceased, and Sandra K. Adams and

Michael Adams, dependent parents, vs. Duward Leslie Vernon, Meadow Valley Contractors, Inc. d/b/a Meadow Valley Contractors, Lawrence M. Thomas, American Family Insurance Company and Does I-X and Roes I-X. The complaint seeks damages from Meadow Valley for losses suffered by the plaintiffs as a result of the accident. Although we are not named directly in the civil action, we could be added as a party defendant in the future. We believe that the actions do not have merit and even if they had merit, any damages awarded would be less than our insurance limits. However, since the complaints seek damages in excess of our insurance coverage, there can be no assurances that any recovery will be within our insurance coverage.

Management

        Information concerning our directors and executive officers is set forth below:

Name	Age	Position	Officer or Director Since
Bradley E. Larson	50	Chief Executive Officer and Director	1996
Robert R. Morris	60	President	1996
Robert A. De Ruiter	44	Vice President	2005
Clint Tryon	34	Chief Financial Officer, Secretary and Treasurer	2002
Kenneth D. Nelson	47	Vice President and Director	1996
Alan A. Terril	63	Vice President and Director	1996
Charles R. Norton	62	Director	2005
Earle C. May	86	Director	2005
Charles E. Cowan	57	Director	2005
Gary A. Agron	60	Director	2005

        Messrs. Larson, Tryon, Nelson and Terril are the Chief Executive Officer, Principal Accounting Officer, Chief Administrative Officer and Chief Operating Officer, respectively, of Meadow Valley, our sole shareholder. These individuals spend approximately 15% of their time working for us and we do not pay Meadow Valley directly for their services. However, we will pay $22,000 per month to Meadow Valley under an Administrative Services Agreement, which is discussed under "Related Party Transactions," below, for the services of Messrs. Larson and Tryon as well as for other administrative services provided by Meadow Valley to us. Messrs. Morris and De Ruiter have the principal responsibility for our day-to-day operations.

        Bradley E. Larson has been the Chief Executive Officer of Meadow Valley Corporation, our sole shareholder, since 1995. He has been an executive officer and director of our company since inception in June 1996. Mr. Larson was employed by Tanner Companies from 1976 until December 1994. He was Division President of the Western Arizona region for Tanner from 1984 to 1988, Vice President of Operations from 1988 to 1989 and President of Tanner's Construction Division from 1989 until 1994. Mr. Larson earned a BSE degree in Industrial Engineering from Arizona State University in 1979. He has been active in several construction industry associations and is past Chairman and Director of The Arizona Rock Products Association and past Director of the Arizona Heavy Highway Chapter of the Associated General Contractors.

        Robert R. Morris has been the General Manager of our metropolitan Las Vegas, Nevada, ready-mix concrete business since he initiated our business for us as a start-up in 1996. From 1985 to 1996 he was the Sales Manager for Bonanza Materials, a Henderson, Nevada, ready-mix concrete producer. From 1987 to 1985 he was Vice President of Sales for Basic Ready Mix, also located in Henderson, Nevada.

        Robert A. De Ruiter has been the General Manager of our metropolitan Phoenix, Arizona ready-mix concrete business since we organized our Phoenix operations in 2000. In January 2005 Mr. De Ruiter was named our Vice President. From 1998 to 2000 he was the Regional Manager for Mineral Resources Technologies, Phoenix, Arizona, where he was responsible for operation, sales and marketing of mineral resources fly ash products in Arizona, New Mexico, Texas and California. From 1995 to 1998, Mr. De Ruiter was a Technical Sales Representative for Construction Products, Las Vegas, Nevada, and he sold concrete admixtures to concrete producers, contractors, architects and engineers. From 1990 to 1995, he was a sales representative for Sunward Materials, Phoenix, Arizona, where he sold concrete and aggregate to contractors, architects and engineers.

        Clint Tryon joined Meadow Valley Corporation in May 2002 and was named its Secretary, Treasurer and Principal Accounting Officer in September 2002. He joined our company in September 2002 as our Secretary and Treasurer and was named our Chief Financial Officer in January 2005. Mr. Tryon received his Bachelor of Science degree with a major in Finance from the University of Nevada Las Vegas in 1993. He then completed his post-baccalaureate certificate in accountancy from Arizona State University West in 1997 and received his Certified Public Accountant's certificate from the State of Arizona in 1997. From 1996 to 1999 he was a supervisor at Toback CPAs/ McGladrey & Pullen. From 1999 to 2002 he held a regional financial reporting role for International FiberCom.

        Kenneth D. Nelson has been an executive officer and director of our company since 1996 and has been involved in the financial reporting and operations management areas of the construction industry since 1982. He joined Meadow Valley in April 1989, became its Vice President of Finance in February 1992 and its Vice President and Chief Administrative Officer in April 1996. Mr. Nelson earned a Bachelors of Science Degree in Business Administration from Arizona State University in 1984.

        Alan A. Terril has been an executive officer and director of our company since 1996. He joined Meadow Valley in May 1992, became its Vice President—Nevada Operations in October 1993 and its Chief Operating Officer in March 2001.

        Charles R. Norton has been a director of Meadow Valley Corporation since March 1999 and a director of our company since January 2005. Since 1963, Mr. Norton has been involved in the highway construction industry as a construction foreman, subcontractor, general manager and vice president. He graduated with a Bachelor of Science degree from Brigham Young University in 1968. From 1968 to 1972 he was General Manager of Quaker Empire Construction in Wilkes-Barre, Pennsylvania. From 1972 to 1992 Mr. Norton was Sales Manager, General Manager and Vice President of Syro Steel Company, headquartered in Girard, Ohio. Since 1992 Mr. Norton has been Vice President of Trinity Industries, which purchased Syro in 1972.

        Earle C. May has been a director of Meadow Valley Corporation since March 1999 and a director of our company since January 2005. Since 1969 Mr. May has been Chairman and Chief Executive Officer of May Management Inc., an investment management firm. He earned a Bachelor of Arts degree and Master of Arts degree from the University of Wisconsin.

        Charles E. Cowan has been a director of Meadow Valley Corporation since November 1995 and a director of our company since January 2005. Since 1993 he has been President of Charles Cowan & Associates, Ltd. and has an extensive background in government and heavy construction industry consulting. From 1991 to 1993 he held CEO positions in Arizona's Department of Transportation and Department of Economic Security, and served with the U.S. Corps of Engineers for 25 years. He graduated with a Bachelor of Economics Degree from St. Martin's College in Olympia, Washington, and a Master's Degree in Public Administration from the University of Missouri at Kansas City, Missouri.

        Gary A. Agron has been a director of Meadow Valley since November 1995 and a director of our company since January 2005. Mr. Agron has been engaged in the private practice of securities law since 1977, with emphasis on representation of issuers and brokers-dealers in public offerings and private placements of equity securities. Mr. Agron is acting as our counsel in this offering. Mr. Agron earned a Bachelor of Arts degree and a Juris Doctorate degree from the University of Colorado.

Board of Directors

        We are authorized by our Bylaws to maintain a Board of Directors comprised of not less than five nor more than 11 directors. Our Board currently consists of seven directors, three of whom,

Messrs. Norton, May and Cowan, are independent as defined under rules promulgated by the SEC and the American Stock Exchange. All three of our independent directors are also independent directors of Meadow Valley, our sole shareholder. Our directors are elected for one year terms, or until an earlier resignation, death or removal. There are no family relationships among any of our directors or officers.

        Directors who are not salaried employees of Meadow Valley or us receive compensation of $7,000 per year for service on the Board. All directors are compensated for out-of-pocket costs, including travel and accommodations, relating to their attendance at any directors' meeting. Directors are entitled to participate in our equity incentive plan, and each has been issued 5,000 stock options for their service on the Board. In connection with their employment agreements signed in January 2005, Robert R. Morris, our President, and Robert A. De Ruiter, our Vice President, were granted options to acquire 50,000 shares and 37,500 shares, respectively, of our common stock exercisable at $12 per share until January 2010.

Committees of the Board of Directors

Audit Committee

        Our Audit Committee consists of our three independent directors, Messrs. May, Cowan and Norton. Mr. May is our Audit Committee Chairman and has been designated our financial expert. The Audit Committee reviews in detail and recommends approval by the Board of our annual and quarterly financial statements, recommends approval of the remuneration of our auditors to the Board, reviews the scope of the audit procedures and the final audit report prepared by our auditors and reviews our overall accounting practices, procedures and internal controls with our auditors.

Compensation Committee

        Our Compensation Committee consists of our three independent directors, Messrs. May, Cowan and Norton. Mr. Norton is our Compensation Committee Chairman. The Compensation Committee will recommend approval to the Board of the compensation of our executive officers, the annual compensation budget for all other employees, bonuses, grants of stock options and any changes to our benefit plans.

Nominating and Governance Committee

        Our Nominating and Governance Committee consists of our three independent directors, Messrs. May, Cowan and Norton. Mr. Cowan is our Nominating and Governance Committee Chairman. The Nominating and Governance Committee will determine the scope and frequency of periodic reports to the Board concerning issues relating to overall financial reporting, disclosure and communications with our shareholders and the public.

Code of Ethics

        Our Board of Directors has adopted a Code of Ethics that applies to our executive officers and directors of the company. We have filed a copy of our Code of Ethics as an exhibit to this registration statement and have also posted the Code of Ethics on our website.

        In accordance with the Sarbanes-Oxley Act of 2002 and the listing standards of the American Stock Exchange, we have adopted procedures to facilitate the submission, on a confidential and anonymous basis, of complaints, reports and concerns by any person regarding (1) accounting, internal accounting controls or auditing matters, (2) actual or potential violations of laws, rules or regulations, and (3) other suspected wrongdoing, including in connection with our Code of Ethics.

Executive Compensation

        The following table sets forth certain information concerning compensation paid to our executive officers whose salaries exceeded $100,000 for the years ended December 31, 2003, 2002 and 2001:

Summary Compensation Table

	Annual Compensation			Long-Term Compensation:
Name and Principal Position	Year	Salary	Bonus(1)	Other Annual Compensation	Awards Options	All Other Compensation
Robert R. Morris President	2003 2002 2001	$100,214 95,681 94,615	$40,625 52,025 —	— — —	— — —	$1,503 564 —
Robert A. De Ruiter Vice President	2003 2002 2001	92,908 90,000 90,000	23,784 16,065 —	— — —	— — —	5,095 702 —

(1)
Bonus amounts reflect payments made under our incentive compensation plan for project and operations management.

        In February 2005, we entered into three-year employment agreements with Messrs. Morris and De Ruiter providing for annual base salaries of $127,000 and $110,000, respectively, and including non-competition provisions for a period of two years following termination of the agreements. Both individuals are eligible to receive bonuses based upon performance as determined by our Compensation Committee and approved by our Board of Directors.

Executive Compensation Bonus Plans

        The compensation of our executive officers will be determined by our Board of Directors. The executive officers' bonuses are determined by the Compensation Committee of the Board of Directors and are based on overall profitability. We have reserved 500,000 shares of common stock for issuance to officers, directors and employees under our equity incentive plan. Options will be issued to employees and executive officers based on the recommendation of the Compensation Committee of the Board of Directors according to the following:

  •
  employees holding positions of responsibility with us whose performance can have a significant effect on our success; and

  •
  non-employee directors.

Equity Incentive Plan

        In January 2005, we adopted an equity incentive plan, which we refer to as our Plan, which provides for the grant of options intended to qualify as "incentive stock options" and "non-statutory stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986 together with the grant of bonus stock and stock appreciation rights at the discretion of our Board of Directors. Incentive stock options are issuable only to our eligible officers, directors and key employees. Non-statutory stock options are issuable only to our non-employee directors and consultants.

        The Plan is administered by our Compensation Committee. Currently, we have 500,000 shares of common stock reserved for issuance under the Plan. Under the Plan, the Board of Directors determines which individuals shall receive options, grants or stock appreciation rights, the time period during which the rights may be exercised, the number of shares of common stock that may be purchased under the rights and the option price.

        With respect to stock options, the per share exercise price of the common stock may not be less than the fair market value of the common stock on the date the option is granted. No person who owns, directly or indirectly, at the time of the granting of an incentive stock option, more than 10% of the total combined voting power of all classes of our stock is eligible to receive incentive stock options under the Plan unless the option price is at least 110% of the fair market value of the common stock subject to the option on the date of grant. The option price for non-statutory options is established by the Board and may not be less than 100% of the fair market value of the common stock subject to the option on the date of grant.

        No options may be transferred by an optionee other than by will or the laws of descent and distribution, and during the lifetime of an optionee, the option may only be exercisable by the optionee. Options may be exercised only if the option holder remains continuously associated with us from the date of grant to the date of exercise, unless extended under the Plan grant. Options under the Plan must be granted within 10 years from the effective date of the Plan and the exercise date of an option cannot be later than 5 years from the date of grant. Any options that expire unexercised or that terminate upon an optionee's ceasing to be employed by us become available once again for issuance. Shares issued upon exercise of an option rank equally with other shares then outstanding.

        Currently, we have granted under the Plan an aggregate of 167,500 stock options to officers, directors and employees at an exercise price of $12.00 per share. Thirty-three percent of the options are exercisable after one year of continuous service to us, sixty-six percent after two years of continuous service and one hundred percent after three years of continuous service.

Securities Authorized for Issuance under Equity Compensation Plan

        The following table provides information as of the date hereof regarding compensation plans, including individual compensation arrangements, under which our equity securities are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity Compensation Plans Approved by Security Holders	167,500	12.00	332,500
Equity Compensation Plans Not Approved by Security Holders	—	—	—

Total	167,500	12.00	332,500

        The Plan provides that the number of shares with respect to which options may be granted, and the number of shares of common stock subject to an outstanding option, must be proportionately adjusted in the event of a subdivision or consolidation of shares or the payment of a dividend on common stock, and the purchase price per share of outstanding options must be proportionately revised.

Option Grants in Prior Fiscal Years

        The table below sets forth the total number of options issued to our current executive officers through the date hereof.

Name	Number of Options Granted	Percent of Total Options Granted in Fiscal Year	Exercise Price	Expiration Date	Grant Date Present Value
None	—	—%	$—	—	—

Aggregated Options in Last Fiscal Year and Fiscal Year-End Option Values

        The following table presents the value of unexercised options held by the named executives at fiscal year-end. No options were issued or exercised during the fiscal year ended December 31, 2004.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable
Robert R. Morris	—	$—	—	$—
Robert A. De Ruiter	—	$—	—	$—

        We have no long-term incentive compensation plans.

Stock Ownership of Management and Principal Shareholders

        The following table sets forth information regarding beneficial ownership of our common stock as of the date hereof by:

  •
  each of our executive officers and directors;

  •
  all executive officers and directors as a group; and

  •
  each person who is known by us to beneficially own more than 5% of our outstanding common stock.

        Shares of common stock not outstanding but deemed beneficially owned because an individual has the right to acquire the shares of common stock within 60 days are treated as outstanding when determining the amount and percentage of common stock owned by that individual and by all directors and executive officers as a group. The address of each executive officer and director is in care of us at 3430 East Flamingo Road, Suite 100, Las Vegas, Nevada 89121.

		Percentage of Shares Outstanding
Name of Beneficial Owner	Shares Beneficially Owned Prior to the Offering	Prior to the Offering	After the Offering
Bradley E. Larson(1)	1,500,000	100%	60%
Robert R. Morris	0	0%	0%
Robert A. De Ruiter	0	0%	0%
Clint Tryon	0	0%	0%
Kenneth D. Nelson	0	0%	0%
Alan A. Terril	0	0%	0%
Charles R. Norton	0	0%	0%
Earle C. May	0	0%	0%
Charles E. Cowan	0	0%	0%
Gary A. Agron	0	0%	0%
Meadow Valley Corporation	1,500,000	100%	60%
All executive officers and directors as a group (ten persons)	1,500,000	100%	60%

(1)
Mr. Larson is Chief Executive Officer of Meadow Valley and may be deemed a beneficial owner under the rules of the Securities and Exchange Commission, although he has no personal interest in our common stock or in any offering proceeds received by Meadow Valley.

Related Party Transactions

        Prior to the offering, we were a wholly-owned subsidiary of Meadow Valley. Meadow Valley, through a subsidiary, is a heavy construction contractor operating in Arizona and Nevada. In order to bid upon and win awards for construction projects, Meadow Valley is required to provide bonds which guarantee to the owner of the project that Meadow Valley will fulfill its obligations under its construction contract with the owner. As of December 31, 2004, Meadow Valley had issued an aggregate of $97 million of bonds to guarantee its performance under its construction projects. The bonds are collateralized by all of the assets of Meadow Valley and our company as a wholly-owned subsidiary of Meadow Valley. Should Meadow Valley default in its obligations under any of its construction agreements, and should Meadow Valley's assets not be sufficient to satisfy its obligations to the bonding company, then our assets could be foreclosed upon and sold in order to satisfy Meadow Valley's obligations.

        As of December 31, 2004, Meadow Valley had commercial lease and debt obligations of approximately $4.75 million which was collateralized by all of Meadow Valley's assets, including the assets of our company as a wholly-owned subsidiary of Meadow Valley. Should Meadow Valley default under the terms of its commercial lease or debt obligations and should Meadow Valley's assets be insufficient to satisfy these obligations, then our assets could be foreclosed upon in order to satisfy Meadow Valley's obligations.

        To reduce these risks, we have agreed with the underwriters in the Underwriting Agreement that as long as any Meadow Valley obligations are collateralized by our assets, all proceeds received by Meadow Valley from the sale of any of its equity securities shall be used by Meadow Valley to seek to refinance its indebtedness so as to release our assets as collateral for such liabilities and to use its best efforts to otherwise release us from any liabilities for the indebtedness of Meadow Valley. Additionally, Meadow Valley shall use its best efforts to cause its bonding companies to release us and our assets of and from any contingent liabilities under such obligations.

        Historically, as a wholly-owned subsidiary of Meadow Valley, we were provided certain administrative services by Meadow Valley, including some bookkeeping services, limited review of our operations by Meadow Valley's Chief Executive Officer and Principal Accounting Officer, review and preparation of our financial reporting by Meadow Valley's Principal Accounting Officer and Controller and assistance from Meadow Valley's human resources personnel, which included administering certain insurance coverages and other benefits for us. In order to quantify the value of these services and provide for a fair payment to Meadow Valley for such services, in January 2005 we entered into a three-year Administrative Services Agreement with Meadow Valley. Under the terms of the agreement, we pay Meadow Valley $22,000 per month for all such administrative services including the time of our Chief Executive Officer and Chief Financial Officer who perform similar services for Meadow Valley. Notwithstanding the agreement, each company has its own separate office and field facilities, operating management and employees. We believe that the administrative services to be provided by Meadow Valley represents less than 33% of the total administrative services required to operate our business.

        From time to time, Meadow Valley has advanced funds to us for operations. As of September 30, 2004 we were indebted to Meadow Valley in the amount of $2,496,105. Until January 1, 2004, the advance was interest free. The advance now bears interest at prime plus 1.25% per annum. At December 31, 2004 the actual interest rate was 6.0% per annum.

        Since our inception, we have been in a tax sharing agreement with Meadow Valley under which we are responsible for the payment of any taxes required of Meadow Valley or the use of its net operating loss carryforward as a result of profits reported by us. As of September 30, 2004, we were indebted to Meadow Valley in the amount of $1,426,876 related to this intercompany income tax allocation.

        At November 30, 2004, we owed Meadow Valley a total of $3,268,000 consisting of advances and our use of its net operating loss carryforward. We intend to pay the advance and the amount due under the intercompany income tax allocation using proceeds of the offering.

        We provide ready-mix concrete to Meadow Valley for its use on a limited number of highway construction projects in Arizona and Nevada. Sales of ready-mix concrete to Meadow Valley for the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004 amounted to $2,047,854, $140,748 and $98,320, respectively, or 5.3%, .3% and .2% of our revenue for these periods.

        In our opinion, all of the above transactions with Meadow Valley were fair, reasonable and completed on terms which were at least as good as we could have obtained from non-affiliated third parties in the same market areas.

Description of Securities

Common Stock

        We are authorized to issue 15,000,000 shares of $.001 par value common stock of which 1,500,000 shares are currently outstanding. Upon issuance, the shares of common stock are not subject to further assessment or call. The holders of our common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Cumulative voting for election of directors is not permitted. Subject to the prior rights of any series of preferred stock which may be issued by us in the future, holders of common stock are entitled to receive ratably any dividends that may be declared by the Board of Directors out of legally available funds, and, in the event of our liquidation, dissolution or winding up, are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. The outstanding common stock is, and the common stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable.

Preferred Stock

        We are authorized to issue 5,000,000 shares of preferred stock, $.001 par value. The preferred stock may, without action by our shareholders, be issued by the Board of Directors from time to time in one or more series for such consideration and with such relative rights, privileges and preferences as the Board may determine. Accordingly, the Board has the power to fix the dividend rate and to establish the provisions, if any, relating to voting rights, redemption rate, sinking fund, liquidation preferences and conversion rights for any series of preferred stock issued in the future.

        It is not possible to state the actual effect of any other authorization of preferred stock upon the rights of holders of common stock until the Board determines the specific rights of the holders of any other series of preferred stock. The Board's authority to issue preferred stock also provides a convenient vehicle in connection with possible acquisitions and other corporate purposes, but could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of preferred stock may be used as an anti-takeover device without further action on the part of our shareholders and may adversely affect the holders of the common stock. We have not issued any preferred stock and have no current intention to do so.

Common Stock Eligible for Future Sale

        Upon completion of the offering, there will be 2,500,000 shares of common stock outstanding, of which 1,000,000 shares are being registered in the offering and will be freely tradable without restriction under the Securities Act of 1933 and the remaining 1,500,000 shares, all of which are owned by Meadow Valley Corporation, have not been registered and are "restricted securities" under Rule 144 of the Act.

        In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one-year holding period, subject to certain requirements concerning the availability of public information, and the manner and notice of sale, may sell within any three-month period, a number of shares which does not exceed the greater of one percent of the then outstanding common shares, approximately 25,000 shares immediately after the offering (assuming no exercise of the overallotment option), or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares by a person without any quantity limitation, so long as such person is not an affiliate of ours, has not been an affiliate for three months prior to the sale and has beneficially owned the shares for at least two years. The 1,500,000 shares of restricted securities are currently eligible for resale subject to the lock-up agreement described below. We are unable to predict the effect that any sales, under Rule 144 or otherwise, may have on the then prevailing market price of the common stock.

        Meadow Valley and our officers and directors have agreed not to sell or otherwise dispose of any of their shares of common stock for a period of 12 months from the date of this prospectus, without the prior written consent of HD Brous & Co., Inc. Additionally, we agreed not to grant any stock options unless the grantees agree to the same lockup. No prediction can be made as to the effect, if any, that sales of common stock or the availability of such shares for sale will have on the market price of the common stock. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market with the underwriters' consent soon after completion of the offering, may adversely affect prevailing market prices for the common stock and could impair our ability to raise capital through the sale of additional equity securities.

        We have granted certain demand and piggyback registration rights to the underwriters with respect to the shares of common stock issuable upon exercise of the their warrants, as described in the "Underwriting" section below.

Transfer Agent and Warrant Agent

        We have appointed Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209, as our transfer agent.

Dividends

        We have not paid dividends on our common stock since inception and do not plan to pay dividends in the foreseeable future. Earnings, if any, will be retained to finance growth.

Director Actions to Prevent Third Parties from Taking over Nevada Corporations

        Nevada has laws that gives broad authority to our directors to resist a change in our control. Under these laws, the exercise of director fiduciary duty may make it more difficult to effect a change in our control. Nevada law also includes direct provisions which prevent third parties from taking over Nevada corporations. The Nevada Acquisition of Controlling Interest statutes generally provide that shares acquired in excess of the specified thresholds will not possess any voting rights unless the voting rights are approved by a majority of a corporation's disinterested shareholders. The Nevada Combinations With Interested Stockholders laws generally require super majority approval by disinterested shareholders of the specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation, or their affiliates.

        Under Nevada law our directors, in exercising their respective powers with a view to the interests of our company, may consider (i) the interests of our employees, suppliers, creditors and customers, (ii) the economy of the state and nation, (iii) the interests of the community and of society and (iv) our shareholders' long-term as well as short-term interests, including the possibility that these interests may be best served by our continued independence. Our directors are also given authority to adopt measures that resist a change in our control. Our directors may also resist a change or potential change in our control if the directors by a majority vote of a quorum determine that the change or potential change is opposed to or not in our best interests. Our directors may also resist a change or potential change in control if they find any debt or obligations to which we (or the successor to our property or our shareholders) will likely make us insolvent or bankrupt.

Director Fiduciary Duty and Business Judgment Provisions

        Nevada has enacted several statutes governing the fiduciary duty and business judgment of our directors and officers including a provision that our directors and officers must exercise their powers in good faith and with a view to our interests. In the same section, the Nevada Revised Statutes state that our directors and officers, in deciding upon matters of business, are presumed to act in good faith, on an informed basis and with a view to our interests. They may rely on information, opinions, reports, financial statements and other financial data, that are prepared or presented by our directors, officers or employees who are reasonably believed to be reliable and competent.

Limitation on Liability

        Section 78.138(7) (2003) of the Nevada Revised Statutes provides that our directors and officers will not be individually liable to us or our stockholders or our creditors for any damages as a result of any act or failure to act in their capacity as a director or officer unless it is proven that the act or failure to act breached fiduciary duties as a director or officer and such breach involves intentional misconduct, fraud or a knowing violation of law. As a result, neither we nor our stockholders nor our creditors have the right to recover damages against a director for any act or failure to act in his capacity as a director or officer, except in the situations described above and except under very limited circumstances.

Underwriting

        Our underwriters, for whom HD Brous & Co., Inc. is the representative, have agreed on the terms and subject to the conditions of the underwriting agreement, to purchase from us, and we have agreed to sell to the underwriters, 1,000,000 shares as follows:

Shares of Common Stock
HD Brous

Total:	1,000,000

        The underwriters are committed severally to purchase and pay for all of the shares on a "firm commitment" basis if they purchase any shares. The underwriters have advised us that they propose to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus for which they will receive a commission equal to 10% of the selling price for the shares. The underwriters may allow to certain dealers, who are members of the National Association of Securities Dealers, Inc., concessions not exceeding $            per share. We have also granted an option to the underwriters, exercisable during the 45-day period from the effective date of the registration statement, to purchase up to 150,000 additional shares at the public offering price set forth on the cover page of this prospectus, less the underwriting discount, for the sole purpose of covering overallotments of the shares.

        We have agreed to pay to the underwriters a non-accountable expense allowance of 3% of the aggregate public offering price of all shares sold, including any shares sold pursuant to the underwriters' over-allotment option. To date, we have paid HD Brous $50,000 against the non-accountable expense allowance.

Indemnification

        The underwriting agreement provides for reciprocal indemnification between us and the underwriters as to certain liabilities, including liabilities under the Securities Act of 1933.

        If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

        We have agreed not to sell, including any short sale or sale against the box, or otherwise transfer, subject to certain exceptions for transfers to related parties, any shares of common stock, any other securities substantially similar to common stock, any securities convertible into shares of common stock or convertible into securities substantially similar to common stock, or any options, warrants, or rights to purchase any of the foregoing during the 12-month period commencing with the date of this prospectus, without the prior written consent of HD Brous, except for (1) the registration of the shares and the sales to the underwriters pursuant to the underwriting agreement, (2) issuances of common stock upon the exercise of options disclosed as outstanding in this prospectus, and (3) the issuance of employee or director stock options pursuant to our equity incentive plan. No shares issued upon the exercise of options may be sold during the 12-month lockup period. A sale against the box is similar to a short sale, except that the seller owns the shares but delivers borrowed shares to effect the sale.

        We have also agreed that during the 12-month lockup, we will not, without the prior written consent of the HD Brous, register any additional securities for sale under the Securities Act of 1933.

Stabilization and Short Positions

        In connection with the offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  purchases to cover positions created by short sales;

  •
  imposition of penalty bids; and

  •
  syndicate covering transactions.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares of our common stock than it is required to purchase in the offering. Short sales may be "covered short sales," which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount.

        The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option.

        The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase common stock in the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

        As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the American Stock Exchange or otherwise.

Warrants

        In connection with the offering, we have agreed to sell to HD Brous, for nominal consideration, underwriters' warrants entitling HD Brous, or its assigns, to purchase 100,000 shares of common stock at a price of $14.40 per share. At the additional time of purchase (relating to the purchase of shares to cover overallotments), if any, we have agreed to sell to HD Brous for nominal consideration, additional underwriters' warrants entitling HD Brous, or its assigns, to purchase shares of common stock equal to 10% of any additional shares purchased by the underwriters, at a purchase price of $14.40 per share. The underwriters' warrants shall be exercisable for four years commencing one year from the time of purchase, will not be redeemable and shall contain cashless exercise provisions and anti-dilution provisions as are acceptable to HD Brous. HD Brous may assign a portion of the underwriters' warrants to other underwriters.

        If we at any time during the period in which the underwriters' warrants are exercisable register an offering of our securities on Form S-1, S-2, S-3 or the equivalent (including a post-effective amendment to Form S-1, but not a registration statement on Forms S-4 or S-8), the holders of the underwriters' warrants will have the option of choosing to have included therein without any cost to themselves, any or all of the shares of common stock issuable upon exercise of the underwriters' warrants. In connection therewith, we agreed to give such holders at least 30 days' written notice prior to the filing of such registration statement. Such notice shall be given each time such registration statement is contemplated until such time as all of the underwriters' warrants have been exercised. The holders of the underwriters' warrants shall exercise their warrants by providing us with written notice within 20 days of the receipt of the aforesaid notice of our intent to file such registration statement.

        In addition, holders of a majority of the underwriters' warrants shall also have a one-time right to compel us to register for public sale the shares of common stock issuable upon exercise of the underwriters' warrants. Immediately after the receipt of the written notice demanding registration, we have agreed to provide notice to the other holders of underwriters' warrants who shall then have 20 days to elect to include their shares of common stock in such registration statement, and we have agreed to promptly file such registration statement and use our best efforts to have it declared effective and keep it current and accurate for a period of 180 days thereafter (12 months on Form S-3). We also agreed in the Underwriting Agreement that no holders of the underwriters' warrants shall be required to exercise the warrants as a condition of registration. All costs associated with such registration statements will be borne by us, except for fees and costs of counsel to the selling shareholders.

Right of First Refusal and Rule 144 Sales

        HD Brous was also granted a right of first refusal to underwrite any private or public sale of debt or equity securities (excluding sales to our employees) by us, including any subsidiary or successor, or shareholders owning 10% or more of our outstanding common stock, during a three year period following the date of this prospectus. It is understood that if such a proposed financing is offered to HD Brous, it shall have 30 days in which to determine whether or not to accept such offer and, if HD Brous refuses such offer, and provided that such a financing is consummated with another underwriter upon the same terms and conditions as those offered to HD Brous, this right of first refusal will terminate as to the financing in question.

        We have also agreed that if the offering is completed, during the three-year period following the effective date of the Registration Statement, HD Brous shall have the right to purchase for its account or to sell for the account of our officers and directors any securities sold pursuant to Rule 144 under the Securities Act. Each of these people has agreed to give notice to HD Brous of his intent to offer for sale of any shares of common stock. HD Brous will have 48 hours excluding Saturdays, Sundays and holidays when the New York Stock Exchange is closed to make an offer for the entire number of shares covered by the notice. Assuming that HD Brous makes such an offer within 48 hours, the 144 Seller will have 48 hours to sell the entire number of shares through or to another broker-dealer for the net price which is better than the price offered by HD Brous. If he does so, then HD Brous will have no rights to purchase for its account or sell for the account of the 144 seller the shares covered by the notice.

Non-Voting Advisor

        In addition, for a period of three years from the date of this prospectus, we have agreed to allow a non-voting advisor selected by HD Brous to attend our Board of Directors' meetings, and we have agreed to provide such designee with the same equity based compensation that is paid to our non-employee directors (including stock options or similar compensation) and to reimburse such person for all reasonable costs incurred in attending such meetings.

Determination of Offering Price

        Prior to the offering, there was no public market for our common stock. The initial public offering of our shares was based upon negotiations between the underwriters and us and the factors considered in determining the initial public offering price were:

  •
  the valuation multiples of publicly traded ready-mixed concrete suppliers that the underwriters believe to be comparable to us;

  •
  our historical financial information and an assessment of our future cash flows, revenue and earnings;

  •
  the history of, and the prospects for, our company and the ready-mixed concrete industry; and

  •
  the underwriters' assessment of our management based upon our past operations and performance.

Legal Matters

        Certain legal matters in connection with the offering will be passed upon for us by the Law Office of Gary A. Agron, Greenwood Village, Colorado and Lionel Sawyer & Collins, Las Vegas, Nevada, which later firm is our special Nevada counsel. Mr. Agron is a director of our company and Meadow Valley, our sole shareholder, and holds options to purchase up to 5,000 shares of our common stock at $12.00 per share. Legal matters in connection with the offering will be passed upon for the underwriters by Harris Cramer LLP, West Palm Beach, Florida.

Experts

        The financial statements included in this prospectus and in the Registration Statement on Form S-1 have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

        The financial statements included in this prospectus and in the Registration Statement on Form S-1 have been audited by Semple and Cooper, LLP, an independent registered public accounting firm, for the periods beginning in 2003 and are set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

        On October 22, 2003, we dismissed BDO Seidman, LLP, also referred to as BDO Seidman, as our principal accountants and engaged Semple & Cooper, LLP also referred to as Semple & Cooper, as the principal accountants. The decision to change principal accountants was recommended by the Audit Committee and approved by the Board of Directors.

        In connection with the audits of the two fiscal years ended December 31, 2002, and 2001, there were no disagreements with BDO Seidman on any matter of accounting principles or practices, financial statement disclosure or an auditing scope or procedure, which disagreement, if not resolved to BDO Seidman's satisfaction, would have caused BDO Seidman to make reference to the subject matter of the disagreement in connection with its reports.

        The audit reports of BDO Seidman on our financial statements as of and for the years ended December 31, 2002 and 2001 did not contain an adverse opinion or disclaimer of opinion, nor were the reports qualified or modified as to audit scope or accounting principles.

        On October 22, 2003, we engaged Semple and Cooper as our new principal accountants for the fiscal year 2003. We did not consult with Semple and Cooper regarding any matters prior to its engagement.

Additional Information

        We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act of 1933, covering the securities offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information contained in the Registration Statement and the exhibits. For further information with respect to our company and our securities, reference is made to the Registration Statement and the exhibits, which may be examined without charge at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 5th Street N.W., Washington, D.C. 20549, copies of which may be obtained from the SEC upon payment of the prescribed fees.

        We expect to provide our shareholders with annual reports containing financial statements audited by an independent registered accounting firm and may make available to shareholders quarterly reports containing unaudited consolidated financial data for the first three quarters of each year. As a result of the offering we will also become subject to the information and reporting requirements of the Securities and Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the SEC. In addition, our officers, directors and principal shareholders will be required to file reports under Section 16 of the Exchange Act. Such reports, proxy statements and other information filed with the SEC may be inspected at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 5th Street N.W., Washington, D.C. 20549. Copies of these materials may be obtained at prescribed rates from the SEC at that address. The reports, proxy statements and other information can also be inspected at the SEC's district office at Northwestern Atrium Center, 500 West Madison, Chicago, Illinois 60621 and on the SEC's website at www.sec.gov.

        If you are a shareholder, you may request a copy of these filings at no cost by sending a written request to:

Ready Mix, Inc.
3430 East Flamingo Road, Suite 100
Las Vegas, Nevada 89121
Attention: Corporate Secretary

Ready Mix, Inc.
(a wholly-owned subsidiary of Meadow Valley Corporation)

Report of Independent Registered Public Accounting Firm

Board of Directors
Ready Mix, Inc.
Phoenix, Arizona

        We have audited the accompanying balance sheet of Ready Mix, Inc. (a wholly-owned subsidiary of Meadow Valley Corporation) as of December 31, 2003 and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ready Mix, Inc. at December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Semple and Cooper, LLP

Phoenix, Arizona
March 5, 2004

Report of Independent Registered Public Accounting Firm

Board of Directors
Ready Mix, Inc.
Phoenix, Arizona

        We have audited the accompanying balance sheets of Ready Mix, Inc. (a wholly-owned subsidiary of Meadow Valley Corporation) as of December 31, 2002 and the related statements of operations, stockholder's equity, and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ready Mix, Inc. at December 31, 2002 and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001 in conformity with U.S. generally accepted accounting principles.

/s/ BDO Seidman, LLP

Los Angeles, California
February 5, 2003

READY MIX, INC.

(a wholly-owned subsidiary of Meadow Valley Corporation)

BALANCE SHEETS

	December 31,
	2003	2002
Assets:
Current Assets:
Cash and cash equivalents	$300,667	$402,092
Accounts receivable, net	6,481,462	5,508,530
Inventory	606,164	683,761
Prepaid expenses and other	552,480	561,246
Land held for sale	—	711,531

Total Current Assets	7,940,773	7,867,160
Property and equipment, net	7,406,731	8,124,504
Refundable deposits	63,210	10,822

Total Assets	$15,410,714	$16,002,486

Liabilities and Stockholder's Equity:
Current Liabilities:
Accounts payable	$3,509,607	$3,341,592
Accrued liabilities	1,210,319	1,215,006
Notes payable	1,383,172	1,463,589
Obligations under capital leases	599,034	565,860
Due to affiliate	2,416,427	2,859,047

Total Current Liabilities	9,118,559	9,445,094

Notes payable, less current portion	2,394,835	3,734,742
Obligations under capital leases, less current portion	861,807	1,460,841
Intercompany income tax allocation payable	346,717	—
Deferred tax liability, net	784,472	497,795

Total Liabilities	13,506,390	15,138,472

Commitments and contingencies
Stockholder's Equity:
Preferred stock—$.001 par value; 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock—$.001 par value; 15,000,000 shares authorized, 1,500,000 shares issued and outstanding	1,500	1,500
Additional paid-in capital	498,500	498,500
Retained earnings	1,404,324	364,014

Total Stockholder's Equity	1,904,324	864,014

Total Liabilities and Stockholder's Equity	$15,410,714	$16,002,486

The Accompanying Notes are an Integral Part of the Financial Statements

READY MIX, INC.

(a wholly-owned subsidiary of Meadow Valley Corporation)

STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2003	2002	2001
Revenue:
Revenue	$43,964,335	$36,789,282	$30,825,790
Revenue—Related Parties	163,730	2,060,136	1,799,341

Total Revenue	44,128,065	38,849,418	32,625,131
Cost of Revenue	40,020,766	34,959,843	31,037,877

Gross Profit	4,107,299	3,889,575	1,587,254
General and Administrative Expenses	2,487,396	2,015,401	1,930,458

Income (Loss) from Operations	1,619,903	1,874,174	(343,204)

Other Income (Expense):
Interest Income	7,950	10,482	19,910
Interest Expense	(207,562)	(161,949)	(183,448)
Other Income	253,413	27,390	12,583

	53,801	(124,077)	(150,955)

Income (Loss) Before Income Taxes	1,673,704	1,750,097	(494,159)
Income Tax Expense	(633,394)	(497,795)	(87,702)

Net Income (Loss)	$1,040,310	$1,252,302	$(581,861)

Basic and Diluted net income (loss) per common share	$0.69	$0.83	$(0.39)

The Accompanying Notes are an Integral Part of the Financial Statements

READY MIX, INC.

(a wholly-owned subsidiary of Meadow Valley Corporation)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)

For the Years Ended December 31, 2003, 2002 and 2001

	Common Stock
				Retained Earnings (Accumulated Deficit)
	Number of Shares Outstanding	Amount	Additional Paid-in Capital
Balance at January 1, 2001	1,500,000	$1,500	$498,500	$(306,427)
Net loss for the year ended 2001				(581,861)

Balance at December 31, 2001	1,500,000	1,500	498,500	(888,288)
Net income for the year ended 2002				1,252,302

Balance at December 31, 2002	1,500,000	1,500	498,500	364,014
Net income for the year ended 2003				1,040,310

Balance at December 31, 2003	1,500,000	$1,500	$498,500	$1,404,324

The Accompanying Notes are an Integral Part of the Financial Statements

READY MIX, INC.

(a wholly-owned subsidiary of Meadow Valley Corporation)

STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2003	2002	2001
Increase (Decrease) in cash and cash equivalents:
Cash flows from operating activities:
Cash received from customers	$42,695,921	$38,453,858	$31,577,237
Cash paid to suppliers and employees	(40,606,441)	(35,833,654)	(31,886,822)
Interest received	7,950	10,482	19,910
Interest paid	(207,562)	(161,949)	(183,448)

Net cash provided by (used in) operating activities	1,889,868	2,468,737	(473,123)

Cash flows from investing activities:
Purchase of property and equipment	(484,104)	(444,007)	(232,159)
Cash received from sale of equipment	26,822	5,073	425
Proceeds from (payments for) land held for sale	942,701	(711,531)	—

Net cash provided by (used in) investing activities	485,419	(1,150,465)	(231,734)

Cash flows from financing activities:
Recieved from (Repayment of) due to affiliate	(442,620)	(512,462)	581,505
Proceeds from notes payable	—	600,000	950,000
Repayment of notes payable	(1,468,232)	(870,771)	(373,924)
Repayment of capital lease obligations	(565,860)	(521,688)	(480,974)

Net cash provided by (used in) financing activities	(2,476,712)	(1,304,921)	676,607

Net increase (decrease) in cash and cash equivalents	(101,425)	13,351	(28,250)
Cash and cash equivalents at beginning of year	402,092	388,741	416,991

Cash and cash equivalents at end of year	$300,667	$402,092	$388,741

The Accompanying Notes are an Integral Part of the Financial Statements

READY MIX, INC.

(a wholly-owned subsidiary of Meadow Valley Corporation)

STATEMENTS OF CASH FLOWS (Continued)

	For the years ended December 31,
	2003	2002	2001
Reconciliation of Net Income (Loss) to Net Cash
Provided by (used in) Operating Activities:
Net Income (Loss)	$1,040,310	$1,252,302	$(581,861)
Adjustments to Reconcile Net Income (Loss) to Net Cash
Provided by (used in) Operating Activities:
Depreciation and amortization	1,231,220	1,117,578	811,416
Intercompany income tax allocation payable	346,717	—	—
Deferred income taxes, net	286,677	497,795	87,702
Gain on sale of equipment	(8,257)	(3,896)	(5)
Gain on sale of land	(231,170)	—	—
Provision for doubtful accounts	473,198	(315,384)	127,537
Changes in Operating Assets and Liabilities:
Accounts receivable	(1,446,130)	(422,950)	(1,188,014)
Prepaid expenses and other	8,766	(366,906)	(44,978)
Inventory	77,597	329,212	(122,046)
Refundable deposits	(52,388)	—	41,300
Accounts payable	168,015	(171,523)	453,048
Accrued liabilities	(4,687)	552,509	(57,222)

Net cash provided by (used in) operating activities	$1,889,868	$2,468,737	$(473,123)

The Accompanying Notes are an Integral Part of the Financial Statements

READY MIX, INC.

(a wholly-owned subsidiary of Meadow Valley Corporation)

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies and Use of Estimates:

  Nature of the Corporation:

        Ready Mix, Inc. (the "Company"), was organized under the laws of the State of Nevada on June 21, 1996. The principal business purpose of the Company is to manufacture and distribute ready mix concrete. The Company targets prospective customers such as concrete subcontractors, prime contractors, homebuilders, commercial and industrial property developers, pool builders and homeowners. The Company began operations in March 1997 and is wholly owned by Meadow Valley Corporation (the "Parent").

  Accounting Estimates:

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could materially differ from those estimates.

        Significant estimates are used when accounting for the allowance for doubtful accounts, depreciation, accruals, taxes and contingencies, which are discussed in the respective notes to the financial statements.

  Cash and Cash Equivalents:

        The Company considers all highly liquid instruments purchased with an initial maturity of three (3) months or less to be cash equivalents.

  Accounts Receivable, net:

        The Company follows the allowance method of recognizing uncollectible accounts receivable. The allowance method recognizes bad debt expense based on a review of the individual accounts outstanding and the Company's prior history of uncollectible accounts receivable as a percentage of certain types of revenue. As of December 31, 2003 and 2002, an allowance of $620,420 and $147,222, respectively, was established for potentially uncollectible accounts receivable. During the years ended December 31, 2003, 2002 and 2001, the Company incurred $478,784, $159,277 and $118,113, respectively, in bad debt expense. The Company records delinquent finance charges on outstanding accounts receivables only if they are collected. At December 31, 2003 and 2002, all of the Company's accounts receivables were pledged as collateral for a note payable.

  Inventory:

        Inventory, which consists primarily of raw materials, is stated at the lower of cost, determined by the first-in, first-out method, or market. Inventory quantities are determined by physical measurements. No allowance for slow moving or obsolete inventory has been established. At December 31, 2003 and 2002, the Company's entire inventory was pledged as collateral for a note payable.

  Property and Equipment:

        Property and equipment are recorded at cost. Depreciation is provided for on the straight-line method, over the estimated useful lives. Depreciation expense for the years ended December 31, 2003, 2002 and 2001 amounted to $1,231,220, $1,117,578 and $811,416, respectively. Leasehold improvements are recorded at cost and are amortized over their estimated useful lives or the lease term, whichever is shorter. The estimated useful lives of property and equipment are:

Computer equipment	5 years
Equipment	5-8 years
Batch Plants	6-15 years
Vehicles	5 years
Office furniture and fixtures	7 years
Leasehold Improvements	2-10 years

        The Company reviews property, plant & equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. At December 31, 2003 and 2002, all property and equipment were pledged as collateral for notes payable and capital lease obligations.

  Income Taxes:

        The Company accounts for income taxes in accordance with Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the Company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company files consolidated tax returns with the Parent. The Parent absorbed the net income of the Company pursuant to a tax sharing agreement, which calls for any income tax receivable or payable to be remitted to, or paid by, the Parent.

  Fair Value of Financial Instruments:

        The carrying amounts of financial instruments including certain current maturities of long-term debt and accrued liabilities approximate fair value because of their short maturity.

        The balance of due to affiliate as of December 31, 2004 was in the amount of $2,416,427, which did not bear interest and was due on demand. The fair value of due to affiliate cannot be determined due to its related party nature and the Company's inability to obtain like financing from a third party.

        The carrying amount of long-term debt approximates fair value because the interest rates on these instruments approximate the rates at which the Company could borrow at December 31, 2003 and 2002.

  Earnings per Share:

        Statement of Financial Accounting Standards No. 128, "Earnings per Share," ("SFAS 128") provides for the calculation of Basic and Diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share.

        On January 28, 2005 the Board of Directors authorized an increase in the number of shares the Company could issue to 15,000,000 and a 600 for one stock split, thereby increasing the number of issued and outstanding shares to 1,500,000. All references in the accompanying financial statements to the number of common shares and per-share amounts for December 31, 2001, 2002 and 2003, have been restated to reflect the stock split.

        On January 28, 2005, the Board of Directors granted the Company the ability to issue 5,000,000 shares of preferred stock, $.001 par value. All references in the accompanying financial statements to the preferred stock for December 31, 2001, 2002 and 2003, have been restated to reflect the ability to issue 5,000,000 shares of preferred stock.

        On January 28, 2005, the Board of Directors authorized a change in the par value of the Company's common stock from a no par value to a $.001 par value. All references in the accompanying financial statements to the par value and any additional paid in capital in excess of par value for December 31, 2001, 2002 and 2003, have been restated to reflect the change in par value.

  Reclassifications:

        Certain balances as of December 31, 2003 and 2002 have been reclassified in the accompanying financial statements to conform to the current period presentation. These classifications had no effect on previously reported net income or stockholder's equity.

2. Concentration of Credit Risk:

        The Company maintains cash balances at various financial institutions. Cash balances up to $100,000 for each institution are insured by the Federal Deposit Insurance Corporation. At December 31, 2003 and 2002, the Company has uninsured cash in the amounts of $1,814,181 and $946,714, respectively.

        The Company's business activities and accounts receivable are with customers in the construction industry located primarily in the Las Vegas, Nevada and Phoenix, Arizona metropolitan areas. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses, returns and potential cash and other discounts taken.

3. Accounts Receivable, net:

        Accounts receivable, net consists of the following:

	December 31,
	2003	2002
Trade receivables	$7,101,882	$5,655,752
Less: allowance for doubtful accounts	(620,420)	(147,222)

	$6,481,462	$5,508,530

4. Land held for sale:

        In September 2002, the Company paid $711,531 to acquire a parcel of land. In September 2003, the Company sold this land to a third party for $1,000,000. The Company recognized a net gain on the disposal of the land in the amount of $231,170, which is included in other income.

5. Property and Equipment:

        Property and equipment consists of the following:

	December 31,
	2003	2002
Land	$562,901	$562,901
Computer equipment	292,568	250,521
Equipment	2,678,503	2,345,322
Batch plants	5,938,287	5,938,287
Vehicles	1,795,702	1,682,937
Office furniture and fixtures	22,934	18,609
Leasehold improvements	456,829	444,479

	11,747,724	11,243,056
Accumulated depreciation	(4,340,993)	(3,118,552)

	$7,406,731	$8,124,504

6. Accrued Liabilities:

        Accrued liabilities consists of the following:

	December 31,
	2003	2002
Compensation	$767,381	$715,321
Taxes	213,879	163,896
Other	229,059	335,789

	$1,210,319	$1,215,006

7. Notes Payable:

        Notes payable consists of the following:

	December 31,
	2003	2002
9.33% note payable, with monthly payments of $7,227, due August 15, 2003, collateralized by land	$—	$55,651
6.28% note payable, with monthly payments of $1,946, due December 1, 2003, collateralized by equipment	—	20,754
6.96% note payable, with monthly payments of $7,239, due January 15, 2004, collateralized by equipment	7,197	90,396
Non-interest bearing note payable, with monthly payments of $5,012, due September 28, 2004, collateralized by equipment	45,108	105,251
Note payable, variable interest rate was 4.0% at December 31, 2003, with monthly principal payments of $4,121, due March 11, 2006, collateralized by equipment	111,268	160,721
6.65% note payable, with monthly payments of $25,515, due January 18, 2005, collateralized by equipment	319,172	594,117
Non-interest bearing note payable, with monthly payments of $1,344, due February 7, 2003, collateralized by equipment	—	1,344
6.9% note payable, with monthly payments of $10,238, due March 1, 2005, collateralized by equipment	137,330	246,578
9.0% note payable, with monthly payments of $12,944, due May 5, 2004, collateralized by equipment	50,819	194,474
Note payable, variable interest rate was 7.25% at December 31, 2002, with monthly interest only payments and a principal payment of $600,000, due September 29, 2003, collateralized by land	—	600,000
7.58% note payable, with monthly payments of $6,378, due July 11, 2005, collateralized by equipment	113,848	179,045
6.65% note payable, with monthly payments of $723, due July 9, 2006, collateralized by equipment	19,934	—
5.99% note payable, with monthly payments of $471, due September 28, 2008, collateralized by a vehicle	23,331	—

	$828,007	$2,248,331

        Notes payable consists of the following:

	December 31,
	2003	2002
Total from previous page	$828,007	$2,248,331
Note payable, variable interest rate was 5.25% at December 31, 2003, with equal monthly principal payments of $61,458 plus interest, due December 31, 2007, collateralized by all assets of the Company	2,950,000	2,950,000

	$3,778,007	$5,198,331
	(1,383,172)	(1,463,589)

	$2,394,835	$3,734,742

        Following are the maturities of long-term debt for each of the next five years:

2005	$1,383,172
2006	888,909
2007	759,051
2008	742,737
2009	4,138

$3,778,007

8. Line of Credit:

        During the year ended December 31, 2003, the Company elected to convert the pre-existing line of credit into a term loan agreement, with an interest rate at Chase Manhattan Bank's prime, plus 1.25%. The term agreement requires equal monthly principal plus interest payments through December 31, 2007 and is collateralized by all of the Company's assets. Under the terms of the agreement, the Parent is required to maintain a certain level of tangible net worth as well as maintain a ratio of total debt to tangible net worth. As of December 31, 2003 and 2002, the Parent was in compliance with these covenants. As a result of the conversion, the Company has no available line of credit as of December 31, 2003.

9. Related Party Transactions:

  Related Party:

        During the years ended December 31, 2003, 2002, and 2001, the Company provided construction materials to a related party in the amounts of $22,982, $12,282 and $108,112, respectively. Included in accounts receivable at December 31, 2003 and 2002 are amounts due from related parties, in the amounts of $861 and $0, respectively.

  Affiliate:

        During the years ended December 31, 2003, 2002 and 2001, the Company provided construction materials to an affiliate in the amounts of $140,748, $2,047,854 and $1,691,229, respectively. During the years ended December 31, 2003, 2002 and 2001, the Company (made payments to) received from an affiliate in the amounts of $(442,620), $(512,462) and $581,505, respectively. The balance due to affiliate at December 31, 2003 and 2002 was $2,416,427 and $2,859,047, respectively. The advances are considered short-term in nature and non-interest bearing.

        As of December 31, 2003, 2002 and 2001, the Company pursuant to a tax sharing agreement utilized a net operating loss carry-forward incurred by the Parent company in the amount of $346,717, $0 and $0, respectively. The inter-company income tax allocation payable was considered long term as it was not expected to be paid to the Parent company within 12 months.

10. Income Taxes:

        The provisions for income tax expense from operations consist of the following:

	December 31,
	2003	2002	2001
Current:
Federal	$—	$—	$—
State	—	—	—

	—	—	—
Deferred	(633,394)	(497,795)	(87,702)

	$(633,394)	$(497,795)	$(87,702)

        All amounts are deemed as deferred expense as the Company will have no current tax obligations due to utilization of net operating losses on the consolidated tax return.

        The Company's deferred tax asset (liability) consists of the following:

	December 31,
	2003	2002
Deferred tax asset:
Bad debt allowance and other	$303,086	$113,470
NOL carry-forward	—	373,671

	303,086	487,141
Deferred tax liability:
Depreciation	(1,087,558)	(984,936)

Net deferred tax liability	$(784,472)	$(497,795)

        During the year ended December 31, 2003, the Company utilized a net operating loss carry-forward incurred by the Parent company pursuant to a tax sharing agreement.

        For the years ended December 31, 2003, 2002 and 2001, the effective tax rate differs from the federal statutory rate primarily due to state income taxes and permanent differences, as follows:

	For the Years Ended December 31,
	2003	2002	2001
Statutory rate applied to income (loss) before income taxes	$569,059	$595,033	$(168,014)
State taxes, net of federal benefit	55,232	57,753	(16,307)
Increase (decrease) in income taxes resulting from:
Valuation Allowance	—	(255,980)	255,980
Non-Deductible items	8,924	7,661	7,661
Other	178	93,328	8,382

	$633,393	$497,795	$87,702

11. Commitments and Contingencies:

        The Company leases batch plants, equipment, mixer trucks and property under operating leases expiring in various years through 2010. Rent under the aforementioned operating leases was $5,399,991, $4,368,502 and $4,364,505 for the years ended December 31, 2003, 2002 and 2001. Minimum future rental payments under non-cancelable operating leases as of December 31, 2003, for each of the next five years and in aggregate are:

Year ended December 31,	Amount
2004	$3,994,515
2005	2,855,984
2006	1,830,642
2007	1,561,479
2008	1,224,932
Subsequent to 2008	1,420,979

$12,888,531

        The Company is the lessee of batch plants and equipment under capital leases expiring in various years through 2006. The assets and liabilities under a capital lease are initially recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. Each asset is depreciated over its expected useful life or the lease term whichever is lesser. Depreciation on the assets under capital leases charged to expense in 2003, 2002 and 2001 was $268,490, $268,490 and $268,490. At December 31, 2003 and 2002, property and equipment included $2,314,215 and $2,582,705, net of accumulated depreciation, of batch plants and equipment under capital leases.

        Minimum future lease payments under capital leases as of December 31, 2003 for each of the next three years and in aggregate are:

Year Ended December 31,	Amount
2004	$695,040
2005	532,764
2006	394,007

Total minimum lease payment	1,621,811
Less: amount representing interest	(160,970)

Present value of net minimum lease payment	1,460,841
Less: current portion	(599,034)

$861,807

        The Company's assets are pledged as collateral for the surety bonds and certain debt of Meadow Valley Contractors, Inc. (Meadow Valley). Should Meadow Valley's assets be insufficient to satisfy these obligations, then our assets could be foreclosed upon in order to satisfy Meadow Valley's obligations. Based on current facts and circumstances management believes that the likelihood of any default by Meadow Valley Contractors, Inc. is remote.

        The Company may be a party to legal proceedings in the ordinary course of its business. The Company believes that the nature of these proceedings (which generally relate to disputes between the Company and its customers regarding payment for materials supplied and matters related to labor relations) are typical for a material supply company of its size and scope, and no other pending proceedings are material to its financial condition.

12. Statement of Cash Flows:

  Non-Cash Investing and Financing Activities:

        The Company recognized investing and financing activities that affected assets, liabilities, and equity, but did not result in cash receipts or payments. These non-cash activities are as follows:

        During the years ended December 31, 2003, 2002 and 2001, the Company financed the purchase of equipment in the amounts of $47,908, $1,655,113 and $180,430.

13. Significant Customers:

        For the year ended December 31, 2003 and 2001, the Company did not recognize a significant portion of its revenue from any one individual customer.

        For the years ended December 31, 2002, the Company recognized a significant portion of its revenue from two customers (shown as an approximate percentage of total revenue):

December 31, 2002
A	13.0%
B	13.0%

        At December 31, 2002, amounts due from the aforementioned customers included in accounts receivable, are as follows:

December 31, 2002
A	$1,231,926
B	920,368

14. Employee Benefit Plan

        The Parent Company (Meadow Valley Corporation) maintains a 401(k) profit sharing plan allowing substantially all full-time employees to participate. Under the terms of the Plan, the employees may elect to contribute a portion of their salary to the Plan. The matching contributions by the Company are at the discretion of the Board of Directors, and are subject to certain limitations. For the years ended December 31, 2003, 2002 and 2001, the Company contributed $110,843, $10,808 and $0 to the Plan.

READY MIX, INC.

(a wholly-owned subsidiary of Meadow Valley Corporation)

CONDENSED BALANCE SHEETS

	September 30, 2004	December 31, 2003
	(Unaudited)
Assets:
Current Assets:
Cash and cash equivalents	$1,399,030	$300,667
Accounts receivable, net	6,989,168	6,481,462
Inventory	493,183	606,164
Prepaid expenses and other	710,698	552,480

Total Current Assets	9,592,079	7,940,773
Property and equipment, net	10,802,744	7,406,731
Refundable deposits	8,108	63,210

Total Assets	$20,402,931	$15,410,714

Liabilities and Stockholder's Equity:
Current Liabilities:
Accounts payable	$3,325,206	$3,509,607
Accrued liabilities	1,408,196	1,210,319
Notes payable	2,097,103	1,383,172
Obligations under capital leases	434,107	599,034
Due to affiliate	2,496,105	2,416,427
Intercompany income tax allocation payable	1,426,876	—

Total Current Liabilities	11,187,593	9,118,559
Notes payable, less current portion	3,889,575	2,394,835
Obligations under capital leases, less current portion	836,702	861,807
Intercompany income tax allocation payable	—	346,717
Deferred tax liability, net	784,472	784,472

Total Liabilities	16,698,342	13,506,390

Stockholder's Equity:
Preferred stock—$.001 par value; 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock—$.001 par value; 15,000,000 shares authorized, 1,500,000 shares issued and outstanding	1,500	1,500
Additional paid-in capital	498,500	498,500
Retained earnings	3,204,589	1,404,324

Total Stockholder's Equity	3,704,589	1,904,324

Total Liabilities and Stockholder's Equity	$20,402,931	$15,410,714

The Accompanying Notes are an Integral Part of the Condensed Financial Statements.

READY MIX, INC.

(a wholly-owned subsidiary of Meadow Valley Corporation)

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Nine Months Ended September 30,
	2004	2003
Revenue
Revenue	$44,649,229	$32,935,286
Revenue—Related Parties	108,808	155,592

Total Revenue	44,758,037	33,090,878
Cost of Revenue	39,881,655	29,979,020

Gross Profit	4,876,382	3,111,858
General and Administrative Expenses	1,797,976	1,997,335

Income from Operations	3,078,406	1,114,523

Other Income (Expense):
Interest Income	15,539	5,650
Interest Expense	(189,747)	(166,771)
Other Income (expense)	(23,774)	253,373

	(197,982)	92,252

Income Before Income Taxes	2,880,424	1,206,775
Income Tax Expense	(1,080,159)	(452,541)

Net Income	$1,800,265	$754,234

Basic and Diluted net income per common share	$1.20	$0.50

Basic and Diluted weighted average common shares outstanding	1,500,000	1,500,000

The Accompanying Notes are an Integral Part of the Condensed Financial Statements.

READY MIX, INC.

(a wholly-owned subsidiary of Meadow Valley Corporation)

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2004	2003
Increase (Decrease) in Cash and cash equivalents:
Cash flows from operating activities:
Cash received from customers	$44,386,996	$32,322,372
Cash paid to suppliers and employees	(40,662,574)	(30,981,697)
Interest received	15,539	5,650
Interest paid	(189,747)	(166,771)

Net cash provided by operating activities	3,550,214	1,179,554

Cash flows from investing activities:
Purchase of property and equipment	(1,014,670)	(326,829)
Cash received from sale of equipment	60,000	16,322
Decrease in land held for sale	—	942,701

Net cash (used in) provided by investing activities	(954,670)	632,194

Cash flows from financing activities:
Recieved from (repayment of) due to affiliate	141,595	(82,520)
Proceeds from notes payable	68,570	—
Repayment of notes payable	(1,259,507)	(1,260,401)
Repayment of capital lease obligations	(447,839)	(420,054)

Net cash used in financing activities	(1,497,181)	(1,762,975)

Net increase in cash and cash equivalents	1,098,363	48,773
Cash and cash equivalents at beginning of period	300,667	402,092

Cash and cash equivalents at end of period	$1,399,030	$450,865

The Accompanying Notes are an Integral Part of the Condensed Financial Statements.

READY MIX, INC.

(a wholly-owned subsidiary of Meadow Valley Corporation)

STATEMENTS OF CASH FLOWS (Continued)

	Nine Months Ended September 30,
	2004	2003
Reconciliation of Net Income to Net Cash
Provided by Operating Activities:
Net Income	$1,800,265	$754,234
Adjustments to Reconcile Net Income to Net Cash
Provided by Operating Activities:
Depreciation	1,122,610	927,691
Intercompany income tax allocation payable	1,080,159	165,864
Deferred income taxes, net	—	286,677
Loss (gain) on sale of equipment	31,545	(10,194)
Gain on sale of land	—	(231,171)
Provision for doubtful accounts	(128,894)	450,353
Changes in Operating Assets and Liabilities:
Accounts receivable	(378,812)	(780,514)
Prepaid expenses and other	(158,218)	(285,189)
Inventory	112,981	392,514
Refundable deposits	55,102	(52,758)
Accounts payable	(184,401)	(408,756)
Accrued liabilities	197,877	(29,197)

Net cash provided by operating activities	$3,550,214	$1,179,554

The Accompanying Notes are an Integral Part of the Condensed Financial Statements.

READY MIX, INC.

(a wholly-owned subsidiary of Meadow Valley Corporation)

NOTES TO CONDENSED FINANCIAL STATEMENTS

September 30, 2004 and 2003

(Unaudited)

1. Summary of Significant Accounting Policies:

  Presentation of Interim Information

        The condensed financial statements included herein have been prepared by Ready Mix, Inc. (a wholly-owned subsidiary of Meadow Valley Corporation) ("we", "us", "our" or "Company") without audit, pursuant to the rules and regulations of the United States Securities and Exchange Commission ("SEC"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted, as permitted by the SEC, although we believe the disclosures, which are made are adequate to make the information presented not misleading. Further, the condensed financial statements reflect, in the opinion of management, all normal recurring adjustments necessary to present fairly our financial position at September 30, 2004 and 2003, and the results of our operations and cash flows for the periods presented. The December 31, 2003 condensed balance sheet data was derived from audited condensed financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

        Interim results are subject to significant seasonal variations and the results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the full year.

  Nature of the Corporation:

        Ready Mix, Inc. (the "Company"), was organized under the laws of the State of Nevada on June 21, 1996. The principal business purpose of the Company is to manufacture and distribute ready mix concrete. The Company targets prospective customers such as concrete subcontractors, prime contractors, homebuilders, commercial and industrial property developers, pool builders and homeowners. The Company began operations in March 1997 and is wholly owned by Meadow Valley Corporation (the "Parent").

        All costs related to the Parent and centrally incurred costs are allocated to another wholly owned subsidiary of the Parent, Meadow Valley Contractors, Inc.

  Earnings per Share:

        Statement of Financial Accounting Standards No. 128, "Earnings per Share," ("SFAS 128") provides for the calculation of Basic and Diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share.

        On January 28, 2005, the Board of Directors authorized an increase in the number of shares the Company could issue to 15,000,000 and a 600 for one stock split, thereby increasing the number of issued and outstanding shares to 1,500,000. All references in the accompanying financial statements to the number of common shares and per-share amounts for September 30, 2003 and 2004 have been restated to reflect the stock split.

        On January 28, 2005, the Board of Directors granted the Company the ability to issue 5,000,000 shares of preferred stock, $.001 par value. All references in the accompanying financial statements to the preferred stock for September 30, 2003 and 2004 have been restated to reflect the ability to issue 5,000,000 shares of preferred stock.

        On January 28, 2005, the Board of Directors authorized a change in the par value of the Company's common stock from a no par value to a $.001 par value. All references in the accompanying financial statements to the par value and any additional paid in capital in excess of par value for September 30, 2003 and 2004 have been restated to reflect the change in par value.

  Reclassifications:

        Certain balances as of December 31, 2003, have been reclassified in the accompanying financial statements to conform to the current period presentation. These classifications had no effect on previously reported net income or stockholder's equity.

2. Statement of Cash Flows:

  Non-Cash Investing and Financing Activities:

        The Company recognized investing and financing activities that affected assets and liabilities, but did not result in cash receipts or payments. These non-cash activities are as follows:

        During the nine months ended September 30, 2004 and 2003, the Company financed the purchase of property and equipment in the amounts of $3,595,498 and $47,908, respectively.

        During the nine months ended September 30, 2004, the Company refinanced a capital lease obligation in the amount of $1,131,515.

        During the nine months ended September 30, 2004 and 2003, the parent company absorbed the net income of the Company pursuant to a tax sharing agreement, resulting in an income tax expense to the Company of approximately $1,080,159 and $452,541, respectively.

3. Notes Payable:

        Summary of nine month additions to notes payable and its balance at September 30, 2004:

Non-interest bearing note payable, with monthly payments of $390, due February 12, 2007, collateralized by equipment	$11,308
Note payable, interest rate at 5.31%, with monthly payments of $1,730, due March 22, 2009, collateralzied by vehicles	82,949
Note payable, interest rate at 5.31%, with monthly payments of $788, due April 8, 2009, collateralized by vehicles	37,762
Note payable, interest rate at 6.21%, with monthly payments of $4,921 and a principal payment of $443,902 due April 16, 2009, collateralized by land	565,117
Note payable, interest rate at 6.34%, with monthly payments of $3,450 and a principal payment of $309,412, due April 16, 2009, collateralized by land	393,022
Note payable, interest rate at 5.90%, with monthly principal payments of $1,905 plus interest, due May 24, 2007, collateralized by equipment	60,951
Note payable, interest rate at 5.22%, with monthly payments of $10,398, due May 25, 2008, collateralized by equipment	415,580
Note payable, interest rate at 5.75%, with monthly payments of $59,149, due April 20, 2006, collateralized by equipment	1,071,748

$2,638,437

        Summary of nine month additions to notes payable and its balance at September 30, 2004 (continued):

Total from previous page	2,638,437
Note payable, interest rate at 7.05%, with monthly payments of $2,930 and a principal payment of $254,742, due August 27, 2009, collateralized by land	323,764
Note payable, interest rate 8.55%, with monthly payments of $22,071, due February 27, 2006, collateralized by equipment	352,212

3,314,413
Less: current portion	(1,121,498)

$2,192,915

        Following are maturities of new long-term debt for each of the next five years:

2005	$1,121,498
2006	736,249
2007	223,614
2008	176,049
2009	1,057,003

$3,314,413

4. Commitments and contingencies:

        During the nine months ended September 30, 2004, the Company purchased equipment under four capital lease agreements expiring April 1, 2007, June 30, 2007, August 1, 2007 and April 8, 2008. The asset and liability under each capital lease is initially recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The asset is depreciated over its expected useful life.

        Minimum future lease payments under the above-mentioned capital leases as of September 30, 2004 for each of the next four years are:

Year Ended September 30,	Amount
2005	$500,625
2006	500,625
2007	375,859
2008	9,357

Total minimum lease payment	1,386,466
Less: amount representing interest	(115,657)

Present value of net minimum lease payment	1,270,809
Less: current portion	(434,107)

$836,702

  Legal proceedings

        Meadow Valley Corporations subsidiary, Meadow Valley Contractors, Inc., has been named in two civil actions filed in Nevada District Court, Clark County, Nevada as a result of a fatal traffic accident involving one of our trucks. The first complaint, Case No. A485620, was filed on April 14, 2004 and is a civil action titled Shotzie Thomas, individually and as Administratrix of the Estate of Emberly Thomas, vs. Duward Leslie Vernon, Meadow Valley Contractors, Inc. d/b/a Meadow Valley Contractors, Lawrence M. Thomas and Does I-X and Roes I-X. The second complaint, Case No. A490720, was filed August 19, 2004 and is a civil action titled Arthur M. Hoolmalu, individually and as Special Administrator of the Estate of Tulare M. Adams, deceased, and Sandra K. Adams and Michael Adams, dependent parents, vs. Duward Leslie Vernon, Meadow Valley Contractors, Inc. d/b/a Meadow Valley Contractors, Lawrence M. Thomas, American Family Insurance Company and Does I-X and Roes I-X. The complaint seeks damages from Meadow Valley for losses suffered by the plaintiffs as a result of the accident. Although we are not named directly in the civil action, we could be added as a party defendant in the future. We believe that the actions do not have merit and even if they had merit, any damages awarded would be less than our insurance limits. However, since the complaints seek damages in excess of our insurance coverage, there can be no assurances that any recovery will be within our insurance coverage.

5. Subsequent Events:

  Notes payable

        In December 2004, the Company financed the purchase of a vehicle in the amount of $30,639. The note payable obligation has an interest rate of 5.96%, with a monthly payment of $593, and is due December 2009.

        In December 2004, the Company entered into a note payable obligation in the amount of $1,003,839. The note payable obligation has an interest rate of 6.6%, with a monthly payment of $30,812, is due December 2007 and is secured by equipment.

        In December 2004, the Company entered into a note payable obligation in the amount of $742,986. The note payable obligation has an interest rate of 6.6%, with a monthly payment of $22,806, is due December 2007 and is secured by equipment.

  Stockholder's Equity

        In December 2004, the Board of Directors of the Company approved an action to proceed with an initial public offering of the Company's common stock, anticipated to be 1,000,000 shares at $12.00 per share. In addition, the Underwriter has an over allotment option for 150,000 shares of common stock, as well as warrants for up to 115,000 additional shares, exercisable at $14.40 per share.

        On January 28, 2005, the Board of Directors of the Company approved a change in the Company's Articles of Incorporation increasing the authorized common stock to 15,000,000.

        On January 28, 2005, the Board of Directors of the Company approved a 600 for one stock split there by increasing the number of issued and outstanding shares to 1,500,000.

        On January 28, 2005, the Board of Directors of the Company approved a change in the Company's Articles of Incorporation to change the par value of the common stock from a no par value to $.001 par value.

        On January 28, 2005, the Company's shareholder approved the 2005 Equity Incentive Plan. Under the terms of the plan the Company reserved 500,000 shares of common stock for issuance as qualified incentive stock options and non-qualified stock options. During January 2005, the compensation committee granted 167,500 stock options to officers, directors and employees at an exercise price of

$12.00. The options, which vest over three years, must be exercised within five years of the date of grant.

  Recent Accounting Pronouncements

        In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 151 (SFAS 151), "Inventory Costs." SFAS 151 amends the guidance in APB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current period charges regardless of whether they meet the criteria of "so abnormal." In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for financial statements issued for fiscal years beginning after June 15, 2005. Management has not yet determined the effects of adopting this statement on the Company's financial position or results of operations.

        In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 153 (SFAS 153), "Exchanges of Nonmonetary Assets." SFAS 153 amends the guidance in APB No. 29, "Accounting for Nonmonetary Assets." APB No.29 was based on the principle that exchanges of nonmonetary assets should be measured on the fair value of the assets exchanged. SFAS 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 151 is effective for financial statements issued for fiscal years beginning after June 15, 2005. Management has not yet determined the effects of adopting this statement on the Company's financial position or results of operations.

        In December 2004, the Financial Accounting Standards Board ("FASB") revised Statement of Financial Accounting Standards No. 123 (SFAS 123(R)), "Accounting for Stock-Based Compensation." The SFAS 123(R) revision established standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services and focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. It does not change the accounting guidance for share-based payment transactions with parties other than employees. For public entities that do not file as small business issuers, the revisions to SFAS 123 are effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. For public entities that file as small business issuers, the revisions to SFAS 123(R) are effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. For non-public entities, the revisions to SFAS 123 are effective as of the beginning of the first annual reporting period that begins after December 15, 2005. Management has not yet determined the effects of adopting this statement on the Company's financial position or results of operations.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

        The following is a list of estimated expenses in connection with the issuance and distribution of the securities being registered, with the exception of underwriting discounts and commissions:

SEC registration fee	$1,820
NASD filing fee	2,045
AMEX listing fee	50,000
Printing costs	75,000
Legal fees and expenses	150,000
Accounting fees and expenses	50,000
Transfer agent fees	10,000
Blue sky fees and expenses	1,000
Miscellaneous	60,135

Total	$400,000

        All of the above expenses except the SEC registration fee, NASD filing fee and American Stock Exchange listing fee are estimates. All of the above expenses will be borne by the Registrant.

Item 14. Indemnification of directors and officers

        Article Nine of the Registrant's Amended Articles of Incorporation provides as follows:

        To the fullest extent permitted under applicable law as it presently exists or may hereafter be amended, no director nor officer of the Corporation will be personally liable to the Corporation or its shareholders for damages for any act or omission as a director or officer, provided that this provision shall not eliminate or limit the liability of a director or officer for any breach of the director or officer's fiduciary duty to the Corporation or its stockholders, which breach involves intentional misconduct, fraud or a knowing violation of law. If the Nevada Revised Statutes is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the Nevada Revised Statutes, as so amended. Any amendment, repeal or modification of the foregoing provision shall not adversely affect any right or protection of a director or officer of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, repeal or modification.

        The Corporation must indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person, their heirs, executors and administrators (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of the Corporation or is or was serving in any capacity at the request of the Corporation as a director, officer, employee, agent, partner, member, manager or fiduciary of, or in any other capacity for, another corporation or any partnership, joint venture, limited liability company, trust or other enterprise, including service with respect to employee benefit plans (collectively an "Other Entity"), against all liability and loss suffered and expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, the Corporation shall not be required to indemnify a Covered Person in connection with a Proceeding (or part thereof): (a) commenced by such Covered Person unless the commencement of such Proceeding (or part thereof) by the Covered Person was authorized by the Board of Directors of the Corporation, or (b) as to which the Covered Person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the Corporation or for any amounts paid in settlement to the Corporation, unless and only to the extent that the court in which the Proceeding was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the Covered Person is fairly and reasonably entitled to indemnity for such amounts as the court deems proper.

        The Corporation must pay the expenses (including attorneys' fees) incurred by a Covered Person in defending any Proceeding in advance of its final disposition, upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined by a court of competent jurisdiction that the Covered Person is not entitled to be indemnified by the Corporation. If a claim for indemnification or advancement of expenses is not paid in full within 30 days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses.

        The rights conferred on any Covered Person hereunder shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, by-laws, agreement, vote of stockholders or disinterested directors or otherwise. These provisions will not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

        The Corporation's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of an Other Entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such Other Entity.

        Any repeal or modification of the foregoing provisions will not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

Item 15. Recent sales of unregistered securities

        The Registrant has not sold any securities within the past three years. Its sole stockholder is Meadow Valley Corporation.

Item 16. Exhibits

  (a)
  Exhibits

Number	Exhibit
1.1	Form of Underwriting Agreement(1)
1.2	Form of Agreement Among Underwriters(1)
3.1	Articles of Incorporation of the Registrant, as amended(1)
3.2	Amended Bylaws of the Registrant(1)
4.1	Form of Underwriters' Warrant(1)
5.1	Opinion of Gary A. Agron (including consent)(1)

10.1	2005 Equity Incentive Plan(1)
10.2	Loan Agreement with Meadow Valley Corporation(1)
10.3	Office Lease (Phoenix)(1)
10.4	Office Lease (Las Vegas)(1)
10.5	Employment Agreement (Mr. Morris)(1)
10.6	Employment Agreement (Mr. De Ruiter)(1)
10.7	Administrative Services Agreement(1)
10.8	Production Facility Lease (Sun City, Arizona)(1)
10.9	Production Facility Lease (Henderson, Nevada)(1)
10.10	Production Facility Lease (Moapa, Nevada)(1)
10.11	Decorative Rock Lease (Moapa, Nevada)(1)
10.12	Oliver Mining Lease (Moapa, Nevada)(1)
10.13	Tax Sharing Agreement with Meadow Valley Corporation(1)
14.1	Code of Ethics(1)
23.1	Consent of the Law Office of Gary A. Agron (See 5.1 above)(1)
23.2	Consent of Lionel Sawyer & Collins (to be filed by amendment)
23.3	Consent of Semple and Cooper, an independent registered public accounting firm(1)
23.4	Consent of BDO Seidman, an independent registered public accounting firm(1)
23.5	Consent of BDO Seidman, an independent registered public accounting firm
23.6	Consent of Semple and Cooper, an independent registered public accounting firm
99.1	Audit Committee Charter(1)

(1)
Previously filed.

(b)
Financial Statement Schedules

        Schedules have been omitted because they are not required, they are not applicable or the information is already included in the financial statements or notes thereto.

Item 17. Undertakings

        The undersigned Registrant hereby undertakes:

    •
    To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a) (3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and (iii) to include any additional or changed material information on the plan of distribution.

    •
    For the purpose of determining any liability under the Securities Act, to treat each post-effective amendment as a new Registration Statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

    •
    To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

    •
    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Signatures

        In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it authorized this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, in Phoenix, Arizona, on February 15, 2005.

READY MIX, INC.
By:	/s/ BRADLEY E. LARSON Bradley E. Larson Chief Executive Officer

        In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant, in the capacities indicated on February 15, 2005.

Signature	Title

/s/ BRADLEY E. LARSON Bradley E. Larson	Chief Executive Officer and Director
/s/ ROBERT R. MORRIS Robert R. Morris	President
/s/ CLINT TRYON Clint Tryon	Chief Financial Officer (Principal Accounting Officer), Secretary and Treasurer
/s/ KENNETH D. NELSON Kenneth D. Nelson	Director
/s/ ALAN A. TERRIL Alan A. Terril	Director
/s/ CHARLES R. NORTON Charles R. Norton	Director
/s/ EARLE C. MAY Earle C. May	Director
/s/ CHARLES E. COWAN Charles E. Cowan	Director
/s/ GARY A. AGRON Gary A. Agron	Director

EXHIBIT INDEX

Number	Exhibit
1.1	Form of Underwriting Agreement(1)
1.2	Form of Agreement Among Underwriters(1)
3.1	Articles of Incorporation of the Registrant, as amended(1)
3.2	Amended Bylaws of the Registrant(1)
4.1	Form of Underwriters' Warrant(1)
5.1	Opinion of Gary A. Agron (including consent)(1)
10.1	2005 Equity Incentive Plan(1)
10.2	Loan Agreement with Meadow Valley Corporation(1)
10.3	Office Lease (Phoenix)(1)
10.4	Office Lease (Las Vegas)(1)
10.5	Employment Agreement (Mr. Morris)(1)
10.6	Employment Agreement (Mr. De Ruiter)(1)
10.7	Administrative Services Agreement(1)
10.8	Production Facility Lease (Sun City, Arizona)(1)
10.9	Production Facility Lease (Henderson, Nevada)(1)
10.10	Production Facility Lease (Moapa, Nevada)(1)
10.11	Decorative Rock Lease (Moapa, Nevada)(1)
10.12	Oliver Mining Lease (Moapa, Nevada)(1)
10.13	Tax Sharing Agreement with Meadow Valley Corporation(1)
14.1	Code of Ethics(1)
23.1	Consent of the Law Office of Gary A. Agron (See 5.1 above)(1)
23.2	Consent of Lionel Sawyer & Collins (to be filed by amendment)
23.3	Consent of Semple and Cooper, an independent registered public accounting firm(1)
23.4	Consent of BDO Seidman, an independent registered public accounting firm(1)
23.5	Consent of BDO Seidman, an independent registered public accounting firm
23.6	Consent of Semple and Cooper, an independent registered public accounting firm
99.1	Audit Committee Charter(1)

(1)
Previously filed.